RECKSON

2001 ANNUAL REPORT

SHAPING THE WAY PEOPLE WORK

RECKSON ASSOCIATES REALTY CORP.

2001 FINANCIAL HIGHLIGHTS

DIVIDEND GROWTH
(per Class A common share)



97
98
99
00
01

PROPERTY REVENUES
(in millions)



$500
400
300
200
100
0
97
98
99
00
01

FUNDS FROM OPERATIONS
(per share)



97
98
99
00
01

STOCK PERFORMANCE
(total return since IPO-Class A common stock)



200%
150%
100%
50%
0%
97
98
99
00
01



Landmark Square, One Landmark Square, Stamford, Connecticut



Tower 45, 120 West 45th Street, New York City



Reckson Executive Park, 58 South Service Road, Melville, New York

SHAPING OUR STRATEGY

TO OUR SHAREHOLDERS:

As 2000 was coming to a close, it became clear that an economic slowdown was likely. With this in mind, we set two main objectives for 2001. Our first objective was to ensure that our core operations were well positioned for the anticipated recessionary environment. We wanted to be well insulated from the potential reduction in demand that would accompany a softer economy. Our second objective was to exit our non-core investments and exclusively focus on the execution of our core New York Tri-State area real estate strategy. We were determined to take the necessary steps to remove the distraction of these non-core activities.

We are pleased to report that we successfully met our first objective. During 2001, we adjusted our strategy to appropriately reflect our more cautious outlook.

- We pursued early lease renewals to address rollover exposure reducing our lease expirations to 6% in 2002 and 10% in 2003.
- We established more cautious underwriting standards as they related to commencing new developments and pursuing acquisitions, reducing our active value creation pipeline from a high of over $500 million to less than $80 million and significantly reducing our investment activity.



Scott Rechler
Chairman of the Executive Committee and
Co-Chief Executive Officer
Donald Rechler
Chairman of the Board and
Co-Chief Executive Officer

• We commenced a disposition program to strengthen our balance sheet while the institutional investment market remained attractive. With the sale of over $300 million of non-core assets and joint venture interests, we created significant value achieving an average unleveraged internal rate of return ("IRR") of 13.1%.

• We refinanced floating rate debt to capitalize on low fixed interest rates by refinancing $325 million of debt at a weighted average rate of 6.8% and a weighted average term of 8.8 years.

Our second objective was to take the appropriate actions to exit our non-core activities. We were particularly focused on exiting the loans relating to FrontLine Capital Group and RSVP since they were the most distracting to our management team. By way of background, we established FrontLine and RSVP in 1998 to pursue real estate related technologies and non-traditional real estate models. We spun FrontLine off to our shareholders to comply with REIT rules and limit our ongoing exposure to these non-core activities. We capitalized the company with $200 million of commitments for loans or joint venture investments. After a successful run, FrontLine ran into problems when the "tech bubble" burst. Through the middle of 2001, it appeared that FrontLine was going to successfully sell one of its largest assets at a price that would be more than sufficient to repay our loans. Unfortunately, in June the potential sale collapsed. We immediately began to take action to mitigate our loss and address potential conflicts. We established a committee of independent directors to lead this process with the support of an independent investment bank and legal counsel. In November 2001, we established a valuation reserve of $163 million against the investments in the FrontLine loans and the joint ventures with RSVP. We were hopeful that the FrontLine and RSVP initiatives would have created value for Reckson and our shareholders. We are obviously deeply disappointed by the outcome but pleased to have this behind us.

Our core business continues to perform well and benefit from the actions we have taken over the last decade. Our fully integrated infrastructure, high quality portfolio and local expertise provide us with a significant competitive advantage. Our 2001 operating results reflect the strength of our franchise and the impact of our strategic initiatives. During 2001, we executed 276 leases encompassing 2.6 million square feet, representing 13% of our total portfolio. We grew our same property net operating income ("NOI") 7.9% on a cash basis and 7.0% on a GAAP basis. We re-leased expiring space in our portfolio with GAAP rents that were 21% higher and cash rents that were 11% higher than what the prior tenants were paying.

Reckson has never been better positioned to compete.

SHAPING OUR MARKETS

Over the past six years, we have built Reckson into one of the leading real estate companies throughout the New York Tri-State area. Our strategy has been, and continues to be, to maintain our focus in the New York Tri-State region. We are confident in this strategy due to our management team's years of experience in these markets and the New York Tri-State area's strong underlying market fundamentals. The New York Tri-State area has one of the healthiest real estate markets in the country. It is an enormous market with over 635 million square feet of commercial office space – larger than the greater metropolitan San Francisco, Chicago and Washington, D.C. markets combined. There is never a dearth of activity or opportunity in a market of this scale.

The New York Tri-State real estate markets are mature markets. There is a constraint on new supply due to the in-fill nature of these markets, the lack of land available for development and the difficult regulatory environment. As a matter of fact, in 2001, Long Island, Westchester, Stamford and New York City represented four of the five markets with the lowest exposure to new development as a percent of total inventory of major markets in the United States. Demand is driven by a number of diverse industries such as financial services, consumer products, computer software, pharmaceuticals, media, defense and telecommunications.

Today, Reckson is the only commercial real estate company with a significant presence in all of the key markets in the New York Tri-State area. In addition, we are the largest owner of Class A office properties on Long Island and in Westchester, the second largest in Stamford, Connecticut, and one of the most active real estate companies in Northern New Jersey and Manhattan. In each of these markets, we have established a local franchise that provides us with a significant competitive advantage. We maintain exceptional relationships with the local municipalities and civic groups, trades and vendors, and the commercial real estate and greater business communities. We are part of the fabric of each of these markets. Our local infrastructure coupled with the support of our regional franchise enables us to significantly enhance our performance. For example, during 2001, we maintained an office occupancy that was 6% greater than our overall markets and we achieved market rents that were generally higher than the market averages. Our local presence also provides us with the ability to seek out unique investment opportunities – we do not wait for the marketing brochure to hit our desks. We use our local relationships, market knowledge, real estate expertise and track record to identify and creatively pursue investment opportunities.

In addition, because of our unique franchise in the New York Tri-State region, we are an attractive partner to institutions who want to invest in these markets. Over the last 18 months, we have completed two substantial joint ventures with two of the nation's highest quality institutions, for a total of $357 million. We completed a strategic joint venture transaction with Teachers Insurance and Annuity Association ("TIAA-CREF") in September 2000, for the sale of a 49% ownership interest in eight suburban office properties, for approximately $136 million. In December 2001, we completed a strategic joint venture transaction for the sale of a 49% interest for $221 million in 919 Third Avenue to New York State Teachers' Retirement System ("NYSTRS").



(Left to Right)
F.D. Rich III - Chief Information Officer and Senior Vice President
Salvatore Campofranco - Managing Director, Westchester/Connecticut and Senior Vice President
Todd Rechler - Managing Director, New Jersey and Senior Vice President
Philip Waterman III - Managing Director, New York City and Senior Vice President

New York City Case Study

We believe that our New York City franchise serves as a good example of how Reckson can leverage its local infrastructure and regional focus to create value. We established a presence in New York City in 1999 after developing a significant presence in each of the New York Tri-State suburban markets. Our entry into New York City was through the acquisition of Tower Realty Trust. After establishing an experienced management team and selling Tower's non-Class A assets, we set out to pursue additional investment opportunities in New York City. Many viewed these activities with skepticism due to the competitive nature of the Manhattan real estate market.

Our first investment after the Tower acquisition was 919 Third Avenue where we acquired a non-performing mortgage from a Japanese lending syndicate. The mortgage was secured by the 1.4 million square foot office tower whose largest tenant was moving out of 705,000 square feet. The first mortgage note, with an outstanding balance in excess of $425 million including interest, was acquired for $278 million within 30 days after identifying the opportunity. We then set out over the next year and a half to clean up the ownership structure, re-tenant the vacated space, complete an $87 million capital improvement program and refinance the building with a $250 million, 10 year mortgage at a 6.867% rate. The success of this value-added investment culminated in the sale of a 49% interest in the property to NYSTRS based on a total property valuation of $450 million, providing us with an unleveraged IRR of 16% on the interest sold. In 2002, we are projecting a 23% leveraged return on our remaining investment.

Our second New York City investment was 1350 Avenue of the Americas, a 540,000 square foot office tower on 55th Street. We purchased the property for $234 per square foot with average rents in the building that were 40% below market. Since acquiring the property, we re-leased over 78,000 square feet at average base rents that were 60% higher than the prior tenants were paying and we completed a $14 million capital improvement plan. Today, we are generating a 9.7% unleveraged return on the property and estimate that in-place rents remain 35% below market.

Equally as important to the success of our investments in New York City is what it has done to our overall franchise. By establishing Reckson as one of the premier landlords in the New York City market, we have been able to develop relationships and gain access to opportunities that enhance the entire Reckson franchise.

The Impact of September 11th on Our Markets

The New York real estate markets were significantly impacted by the 9/11 tragedy. First, there was the immediate impact of the permanent destruction of over 13 million square feet of space and the displacement of thousands of tenants. Within days, there was a chaotic flurry of inquiries from companies looking for replacement space anywhere in the New York Tri-State area. For a short period, it looked as if there was going to be a substantial shortage of quality office space in the greater New York area. At Reckson, we set a clear corporate policy to assist displaced tenants by any means possible. We evaluated every possibility to create space by approaching our tenants that had excess space and accelerating certain development projects to the extent that demand warranted. We were pleased that we were able to accommodate space requirements for American Express by leasing 195,000 square feet to them that was formerly leased by AT&T in Short Hills, New Jersey.

By the beginning of October, it became clear that the potential space shortage was going to be mitigated by sublet space being placed on the market by companies that wanted to trim their lease obligations in the face of the increased economic uncertainty. Many displaced tenants chose to consolidate into existing facilities versus seeking replacement space. Within weeks, Manhattan's overall vacancy rate shot up to 8.4% due to the addition of 6 million square feet of sublet space.

The New York Tri-State markets were not immune to the excess demand that was generated by companies pursuing overly aggressive expansion during 2000. The good news is that new supply remained in check and most of the increased availability is sublet space which typically is removed from the market more rapidly than direct space as the economy begins to recover.

Over the long-term, we believe that we are uniquely positioned to meet the needs of companies as they re-evaluate their real estate strategies following 9/11. We believe that the advent of new technologies that make working in multiple locations feasible, the value being placed on business continuity, security and employee retention, as well as the focus on operating cost reductions, will encourage more companies to consider a decentralized real estate strategy. Morgan Stanley's recent announcement to acquire a 600,000 square foot facility in Westchester supports this belief. With our portfolio located within one hour of New York City, we have a significant competitive advantage as companies consider decentralizing throughout the region.

New York City Case Study

We believe that our New York City franchise serves as a good example of how Reckson can leverage its local infrastructure and regional focus to create value. We established a presence in New York City in 1999 after developing a significant presence in each of the New York Tri-State suburban markets. Our entry into New York City was through the acquisition of Tower Realty Trust. After establishing an experienced management team and selling Tower's non-Class A assets, we set out to pursue additional investment opportunities in New York City. Many viewed these activities with skepticism due to the competitive nature of the Manhattan real estate market.

Our first investment after the Tower acquisition was 919 Third Avenue where we acquired a non-performing mortgage from a Japanese lending syndicate. The mortgage was secured by the 1.4 million square foot office tower whose largest tenant was moving out of 705,000 square feet. The first mortgage note, with an outstanding balance in excess of $425 million including interest, was acquired for $278 million within 30 days after identifying the opportunity. We then set out over the next year and a half to clean up the ownership structure, re-tenant the vacated space, complete an $87 million capital improvement program and refinance the building with a $250 million, 10 year mortgage at a 6.867% rate. The success of this value-added investment culminated in the sale of a 49% interest in the property to NYSTRS based on a total property valuation of $450 million, providing us with an unleveraged IRR of 16% on the interest sold. In 2002, we are projecting a 23% leveraged return on our remaining investment.

Our second New York City investment was 1350 Avenue of the Americas, a 540,000 square foot office tower on 55th Street. We purchased the property for $234 per square foot with average rents in the building that were 40% below market. Since acquiring the property, we re-leased over 78,000 square feet at average base rents that were 60% higher than the prior tenants were paying and we completed a $14 million capital improvement plan. Today, we are generating a 9.7% unleveraged return on the property and estimate that in-place rents remain 35% below market.

Equally as important to the success of our investments in New York City is what it has done to our overall franchise. By establishing Reckson as one of the premier landlords in the New York City market, we have been able to develop relationships and gain access to opportunities that enhance the entire Reckson franchise.

SHAPING THE VISION OF OUR FUTURE

During 2002, we are committed to achieving our objectives by executing our New York Tri-State area strategy with a renewed focus and doing what we have done best over the last 44 years, which is to create value by continuing to operate our portfolio at the highest standard of performance and executing on opportunistic real estate transactions.

As we look forward, we are both excited and cautious. We are excited by how well positioned we are as a company. Our franchise has never been stronger. Our team is at the top of its game, our exposure to a softening economy has been well mitigated and our



(Left to Right)
Mitchell Rechler - Chief Administrative Officer and Co-President
Michael Maturo - Chief Financial Officer, Treasurer and Executive Vice President
Gregg Rechler - Chief Operating Officer and Co-President
(Seated)
Roger Rechler - Vice Chairman and Executive Vice President

balance sheet is as strong as it has ever been. As opportunities arise, we are well poised to capitalize on them and have the potential to create significant value. That being said, we are cautious about the current market environment. It is challenging to start a year with a 95% occupied portfolio and expect to maintain it at those levels in the midst of an economic slowdown. In addition, while our balance sheet and liquidity are strong, the investment markets remain competitive. Thus, opportunities might not be priced at levels that we would deem attractive.

So what are we going to do in 2002 – we will take steps to enhance our franchise value and maintain our portfolio's performance by intensifying our focus on operations, gaining market share and pursuing opportunities that increase our presence in the New York Tri-State area. We will focus on maximizing the return on invested equity by maintaining investment discipline, being prepared to suffer short-term earnings dilution if attractive opportunities are not available and incorporating capital structures that enhance our returns. We will seek to maximize our per share net asset value by actively repurchasing our own stock when it trades at attractive discounts to net asset value, recycling capital through strategic asset sales to enhance future net asset value and maximizing the value of our land holdings through sales or development. And we will seek to achieve these objectives while maintaining a strong balance sheet and appropriate liquidity levels.

We thank you for your ongoing support, encouragement and confidence during a challenging 2001. We look forward to a rewarding and successful 2002.

Scott Rechler
Chairman of the Executive Committee and
Co-Chief Executive Officer

Donald Rechler
Chairman of the Board and
Co-Chief Executive Officer

SHAPING A BETTER TOMORROW

While there were certain events that we could anticipate during 2001, there were others that were unfathomable. The horrific events that occurred on September 11th were tragic and affected us all. We responded by immediately offering aid to firms which were victims of this tragedy. Through these acts, we established lasting relationships with firms such as Sandler O'Neill and American Express. To provide additional support, Reckson established The Reckson Charitable Foundation to Benefit the Families of the Heroes and Victims of the World Trade Center Tragedy. The purpose of the Foundation is to raise funds to be distributed to an underserved population which was affected by this tragedy. This fundraising effort is a partnership between Reckson and its employees, with Reckson matching employee contributions on a five-to-one basis. To date, over $600,000 has been raised.

A Board of Trustees, consisting of a broad representation of Reckson's organization, has determined that the funds will be donated to the families of individuals who worked in various building service roles at the World Trade Center. This group includes building engineers, cleaners, maintenance workers and security guards. The Foundation feels that it is important to support the families of these individuals for whom we have a great affinity. From our own experience as a real estate company, we are aware of the high level of commitment of building service staff, the value they add to a property and the dedication with which they serve.



The Board of Trustees for The Reckson Charitable Foundation to Benefit the Families of the Heroes and Victims of the World Trade Center Tragedy

(Standing - Left to Right)
Joe Hoban - Westchester/Connecticut
Ylisa Kunze - Long Island
Jackie Andrews - New York City
(Seated - Left to Right)
Tom Chuckas - Westchester/Connecticut
Steve Jennings - New Jersey
Adele Van Dyke - Long Island
(Not Pictured)
Gregg Rechler, Mitchell Rechler, Jason Barnett and F. D. Rich III

CORE IDEOLOGY

VISION

Reckson will be the "Landlord of Choice" in the New York Tri-State area.

MISSION

We are in the business of improving the quality of life in the workplace through innovation, design excellence and providing premier service.

VALUES

- Tenant satisfaction comes first
- Do what is right by acting honestly, fairly and maintaining integrity
- Act as a team, share knowledge, foster a challenging and rewarding work experience for all employees
- Strive for continued improvement individually and continued progress as a Company
- Be responsible to the communities in which we operate
- Treat our, shareholders as we would treat our partners

By acting in this manner, we will maximize the value of our Company.

RECKSON'S NEW YORK TRI-STATE REGIONAL STRATEGY: PREMIER PORTFOLIO LOCATED WITHIN ONE HOUR OF NEW YORK CITY

SQUARE FEET BY MARKET

Long Island	
Class A Office - Suburban	4.0 Million
Industrial	5.9 Million
Land - Developable Sq. Ft.	1.0 Million
Westchester/Connecticut	
Class A Office - CBD*	1.8 Million
Class A Office - Suburban	2.5 Million
Industrial	0.6 Million
Land - Developable Sq. Ft.	1.2 Million
New York City	
Class A Office - CBD	3.5 Million
New Jersey	
Class A Office - Suburban	2.0 Million
Industrial	0.3 Million
Land - Developable Sq. Ft.	1.5 Million
Portfolio Totals	
Class A Office - CBD	5.3 Million
Class A Office - Suburban	8.5 Million
Industrial	6.8 Million
Land - Developable Sq. Ft.	3.7 Million
Total Square Feet in Portfolio**	20.6 Million

* Central Business District

** At 12/31/01, the portfolio consisted of 182 buildings encompassing 20.6 million square feet, excluding 3.7 million developable square feet reflected above and one non-core 357,000 square foot office building in Orlando, Florida.

balance sheet is as strong as it has ever been. As opportunities arise, we are well poised to capitalize on them and have the potential to create significant value. That being said, we are cautious about the current market environment. It is challenging to start a year with a 95% occupied portfolio and expect to maintain it at those levels in the midst of an economic slowdown. In addition, while our balance sheet and liquidity are strong, the investment markets remain competitive. Thus, opportunities might not be priced at levels that we would deem attractive.

So what are we going to do in 2002 – we will take steps to enhance our franchise value and maintain our portfolio's performance by intensifying our focus on operations, gaining market share and pursuing opportunities that increase our presence in the New York Tri-State area. We will focus on maximizing the return on invested equity by maintaining investment discipline, being prepared to suffer short-term earnings dilution if attractive opportunities are not available and incorporating capital structures that enhance our returns. We will seek to maximize our per share net asset value by actively repurchasing our own stock when it trades at attractive discounts to net asset value, recycling capital through strategic asset sales to enhance future net asset value and maximizing the value of our land holdings through sales or development. And we will seek to achieve these objectives while maintaining a strong balance sheet and appropriate liquidity levels.

We thank you for your ongoing support, encouragement and confidence during a challenging 2001. We look forward to a rewarding and successful 2002.

Scott Rechler
Chairman of the Executive Committee and
Co-Chief Executive Officer

Donald Rechler
Chairman of the Board and
Co-Chief Executive Officer

SHAPING THE VISION OF OUR FUTURE

During 2002, we are committed to achieving our objectives by executing our New York Tri-State area strategy with a renewed focus and doing what we have done best over the last 44 years, which is to create value by continuing to operate our portfolio at the highest standard of performance and executing on opportunistic real estate transactions.

As we look forward, we are both excited and cautious. We are excited by how well positioned we are as a company. Our franchise has never been stronger. Our team is at the top of its game, our exposure to a softening economy has been well mitigated and our



(Left to Right)
Mitchell Rechler - Chief Administrative Officer and Co-President
Michael Maturo - Chief Financial Officer, Treasurer and Executive Vice President
Gregg Rechler - Chief Operating Officer and Co-President
(Seated)
Roger Rechler - Vice Chairman and Executive Vice President

FINANCIAL
REVIEW

FINANCIAL CONTENTS

Reckson Associates Realty Corp.

Selected Financial Data

(in thousands except per share data and property count)

	For the Year Ended December 31,				
	2001	2000	1999	1998	1997
OPERATING DATA:					
Total revenues	**$ 540,468**	$ 509,938	$ 403,153	$ 266,373	$ 153,395
Total expenses	**395,414**	373,711	299,111	201,892	107,905
Income (before minority interests, preferred dividends and distributions, valuation reserves on extraordinary loss)	**145,054**	136,227	104,042	64,481	45,490
Preferred dividends and distributions	**23,977**	28,012	27,001	14,244	—
Minority interests	**10,248**	20,789	16,209	10,672	8,624
Valuation reserves on investments in affiliate loans and joint ventures and other investments	**166,101**	—	—	—	—
Extraordinary loss (net of minority interests' share)	**2,595**	1,396	555	1,670	2,230
Net income (loss) allocable to Class A common Shareholders	**(44,243)**	62,989	47,529	37,895	34,636
Net income (loss) allocable to Class B common Shareholders	**(13,624)**	23,041	12,748	—	—
PER SHARE DATA – CLASS A COMMON SHAREHOLDERS:					
Basic:					
Basic net income (loss) before extraordinary loss	**$ (.88)**	$ 1.49	$ 1.19	$ 1.00	$ 1.13
Extraordinary loss	**(.04)**	(.03)	(.01)	(.04)	(.07)
Basic net income (loss)	**(.92)**	1.46	1.18	.96	1.06
Weighted average shares outstanding	**48,121**	43,070	40,270	39,473	32,727
Diluted:					
Diluted net income (loss) before extraordinary loss	**$ (.88)**	$ 1.47	$ 1.18	$ .99	$ 1.11
Extraordinary loss	**(.04)**	(.02)	(.01)	(.04)	(.07)
Diluted net income (loss)	**(.92)**	1.45	1.17	.95	1.04
Diluted weighted average shares outstanding	**48,121**	43,545	40,676	40,010	33,260
PER SHARE DATA – CLASS B COMMON SHAREHOLDERS:					
Basic:					
Basic net income (loss) before extraordinary loss	**$ (1.26)**	$ 2.28	$ 1.91	$ —	$ —
Extraordinary loss	**(.06)**	(.04)	(.02)	—	—
Basic net Income (loss)	**(1.32)**	2.24	1.89	—	—
Weighted average shares outstanding	**10,284**	10,284	6,744	—	—
Diluted:					
Diluted net income (loss) before extraordinary loss	**$ (1.26)**	$ 1.62	$ 1.27	$ —	$ —
Extraordinary loss	**(.06)**	(.03)	(.01)	—	—
Diluted net income (loss)	**(1.32)**	1.59	1.26	—	—
Diluted weighted average shares outstanding	**10,284**	10,284	6,744	—	—
BALANCE SHEET DATA (period end):					
Commercial real estate properties, before accumulated depreciation	**$2,880,879**	$2,770,607	$ 2,208,399	$1,737,133	$ 1,011,228
Cash and cash equivalents (4)	**121,975**	17,843	21,368	2,349	21,828
Total assets	**2,994,218**	2,998,030	2,733,878	1,854,816	1,113,257
Mortgage notes payable	**751,077**	728,971	459,174	253,463	180,023
Unsecured credit facility (4)	**271,600**	216,600	297,600	465,850	210,250
Unsecured term loan	**—**	—	75,000	20,000	—
Senior unsecured notes	**449,463**	449,385	449,313	150,000	150,000
Market value of equity (1)	**1,915,587**	2,016,390	1,726,845	1,332,882	1,141,592
Total market capitalization including debt (1 and 2)	**3,251,599**	3,397,204	2,993,756	2,199,936	1,668,800
OTHER DATA:					
Funds from operations (basic) (3)	**$ 179,687**	$ 167,782	$ 130,820	$ 97,697	$ 69,548
Funds from operations (diluted) (3)	**$ 206,288**	$ 202,169	$ 161,681	$ 99,450	$ 69,548
Total square feet (at end of period)	**20,611**	21,291	21,385	21,000	13,645
Number of properties (at end of period)	**182**	188	189	204	155

(1) Based on the sum of:

(i) the market value of the Company's Class A common stock and operating partnership units (assuming conversion) of 57,469,595, 53,046,928, 48,076,648, 47,800,049 and 44,988,846 at December 31, 2001, 2000, 1999, 1998 and 1997, respectively (based on a per share/unit price of $23.36, $25.06, $20.50, $22.19 and $25.38 at December 31, 2001, 2000, 1999, 1998 and 1997, respectively),

(ii) the market value of the Company's Class B common stock of 10,283,513, 10,283,513 and 10,283,763 shares at December 31, 2001, 2000 and 1999, respectively (based on a per share price of $25.51, $27.19 and $22.75 at December 31, 2001, 2000 and 1999, respectively),

(iii) the liquidation preference value of 11,192,000, 11,192,000 and 15,192,000 shares of the Company's preferred stock at December 31, 2001, 2000 and 1999, respectively (based on a per share value of $25.00),

(iv) the liquidation preference value of 30,965, 42,518 and 42,518 of the operating partnership's preferred units at December 31, 2001, 2000 and 1999, respectively (based on a per unit value of $1,000) and

(v) at December 31, 2000 and December 31, 1999, the contributed value of a minority partners' preferred interest of $85 million.

(2) Debt amount is net of minority partners' proportionate share of joint venture debt plus the Company's share of unconsolidated joint venture debt.

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of funds from operations.

(4) On January 4, 2002, approximately $85 million of the cash proceeds received from the sale of a 49% interest in the property located at 919 Third Avenue, New York, NY, was used to pay down the Company's unsecured credit facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the historical financial statements of Reckson Associates Realty Corp. (the "Company") and related notes thereto.

The Company considers certain statements set forth herein to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the Company's expectations for future periods. Certain forward-looking statements, including, without limitation, statements relating to the timing and success of acquisitions and the completion of development or redevelopment of properties, the financing of the Company's operations, the ability to lease vacant space and the ability to renew or relet space under expiring leases, involve risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the actual results may differ materially from those set forth in the forward-looking statements and the Company can give no assurance that its expectation will be achieved. Among those risks, trends and uncertainties are: the general economic climate, including the conditions affecting industries in which our principal tenants compete; changes in the supply of and demand for office and industrial properties in the New York Tri-State area; changes in interest rate levels; downturns in rental rate levels in our markets and our ability to lease or release space in a timely manner at current or anticipated rental rate levels; the availability of financing to us or our tenants; changes in operating costs, including utility, security and insurance costs; repayment of debt owed to the Company by third parties (including FrontLine Capital Group); risks associated with joint ventures; and other risks associated with the development and acquisition of properties, including risks that development may not be completed on schedule, that the tenants will not take occupancy or pay rent, or that development or operating costs may be greater than anticipated. Consequently, such forward-looking statements should be regarded solely as reflections of the Company's current operating and development plans and estimates. These plans and estimates are subject to revisions from time to time as additional information becomes available, and actual results may differ from those indicated in the referenced statements.

Critical Accounting Policies

The consolidated financial statements of the Company include accounts of the Company and all majority-owned subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the Company's consolidated financial statements and related notes. In preparing these financial statements, management has utilized information available including its past history, industry standards and the current economic environment among other factors in forming its estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. It is possible that the ultimate outcome as anticipated by management in formulating its estimates inherent in these financial statements may not materialize. However, application of the critical accounting policies below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates, which may impact comparability of the Company's results of operations to those of companies in similar businesses.

Revenue Recognition and Accounts Receivable

Rental revenue is recognized on a straight line basis, which averages minimum rents over the terms of the leases. The excess of rents recognized over amounts contractually due are included in deferred rents receivable on the Company's balance sheets. The leases also typically provide for tenant reimbursements of common area maintenance and other operating expenses and real estate taxes. Ancillary and other property related income is recognized in the period earned.

The Company makes estimates of the collectibility of its accounts receivables related to base rents, tenant escalations and reimbursements and other revenue or income. The Company specifically analyzes tenant receivables and analyzes historical bad debts, customer credit worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of its allowance for doubtful accounts. In addition, when tenants are in bankruptcy the Company makes estimates of the expected recovery of pre-petition administrative and damage claims. In some cases, the ultimate resolution of those claims can exceed beyond a year. These estimates have a direct impact on the Company's net income, because a higher bad debt reserve results in less net income.

The Company records interest income on investments in mortgage notes and notes receivable on an accrual basis of accounting. The Company does not accrue interest on impaired loans where, in the judgment of management, collection of interest according to the contractual terms is considered doubtful. Among the factors the Company considers in making an evaluation of the collectibility of interest are: (i) the status of the loan, (ii) the value of the underlying collateral, (iii) the financial condition of the borrower and (iv) anticipated future events.

Gain on sales of real estate are recorded when title is conveyed to the buyer, subject to the buyer's financial commitment being sufficient to provide economic substance to the sale.

Real Estate

Land, buildings and improvements, furniture, fixtures and equipment are recorded at cost. Tenant improvements, which are included in buildings and improvements, are also stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations and/or replacements, which improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives.

Depreciation is computed utilizing the straight-line method over the estimated useful lives of ten to thirty years for buildings and improvements and five to ten years for furniture, fixtures and equipment. Tenant improvements are amortized on a straight-line basis over the term of the related leases.

The Company is required to make subjective assessments as to the useful lives of its properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Company's net income. Should the Company lengthen the expected useful life of a particular asset, it would be depreciated over more years, and result in less depreciation expense and higher annual net income.

Assessment by the Company of certain other lease related costs must be made when the Company has a reason to believe that the tenant will not be able to execute under the term of the lease as originally expected.

Long Lived Assets

On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. Such cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

The Company is required to make subjective assessments as to whether there are impairments in the value of its real estate properties and other investments. These assessments have a direct impact on the Company's net income, because taking an impairment results in an immediate negative adjustment to net income.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("Statement 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized upon the granting of stock options when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. The Company provides additional pro forma disclosures as required under Statement 123 in the notes to its consolidated financial statements.

Overview and Background

The Reckson Group, the predecessor to the Company, was engaged in the ownership, management, operation, leasing and development of commercial real estate properties, principally office and industrial buildings, and also owned certain undeveloped land located primarily on Long Island, New York. In June 1995, the Company completed an initial public offering (the "IPO"), succeeded to the Reckson Group's real estate business and commenced operations.

The Company is a self-administered and self managed real estate investment trust ("REIT") engaged in the ownership, acquisition, leasing, financing, management and development of office and industrial properties and also owns land for future development. The Company's growth strategy is focused on the commercial real estate markets in and around the New York tri-state area (the "Tri-State Area").

As part of the Company's REIT structure it is provided management, leasing and construction related services through taxable REIT subsidiaries as defined by the Internal Revenue Code of 1986. These services are currently provided by Reckson Management, Inc., RANY Management Group, Inc., and Reckson Construction Group, Inc. (collectively, the "Service Companies"). The Operating Partnership owns a 97% non-controlling interest in the Service Companies. An entity which is owned by certain executive officers of the Company owns a 3% controlling interest in the Service Companies.

During July 1998, the Company formed Metropolitan Partners, LLC ("Metropolitan") for the purpose of acquiring Class A office properties in New York City. Currently the Company owns, through Metropolitan, five Class A office properties aggregating approximately 3.5 million square feet.

During September 2000, the Company formed a joint venture (the "Tri-State JV") with Teachers Insurance and Annuity Association ("TIAA") and contributed eight Class A suburban office properties aggregating approximately 1.5 million square feet to the Tri-State JV for a 51% majority ownership interest. TIAA contributed approximately $136 million for a 49% interest in the Tri-State JV which was then distributed to the Company. As a result, the Company realized a gain of approximately $15.2 million. For purposes of its financial statements, the Company consolidates this joint venture.

On December 21, 2001, the Company formed a joint venture with the New York State Teachers' Retirement Systems ("NYSTRS") whereby NYSTRS acquired a 49% indirect interest in the property located at 919 Third Avenue, New York, NY for $220.5 million which included $122.1 million of its proportionate share of secured mortgage debt and approximately $98.4 million of cash which was then distributed to the Company. As a result, the Company realized a gain of approximately $18.9 million. For purposes of its financial statements, the Company consolidates this joint venture.

The Company owns all of its interests in its real properties, directly or indirectly, through Reckson Operating Partnership, L.P. (the "Operating Partnership"). As of December 31, 2001 the Company owned 182 properties (including 11 joint venture properties) in the Tri-State Area suburban and CBD markets, encompassing approximately 20.6 million rentable square feet, all of which are managed by the Company. These properties consist include of 60 Class A suburban office properties encompassing approximately 8.5 million rentable square feet, of which 42 of these properties or 74% as measured by square footage, are located within the Company's ten office parks. Reckson has historically emphasized the development and acquisition of properties that are part of large scale suburban office parks. The Company believes that owning properties in planned office and industrial parks provides certain strategic advantages, including the following: (i) certain tenants prefer being located in a park with other high quality companies to enhance their corporate image, (ii) parks afford tenants certain aesthetic amenities such as a common landscaping plan, standardization of signage and common dining and recreational facilities, (iii) tenants may expand (or contract) their business within a park, enabling them to centralize business functions and (iv) a park provides tenants with access to other tenants and may facilitate business relationships between tenants. The properties also include 17 Class A CBD office properties encompassing approximately 5.3 million rentable square feet. The CBD office properties consist of five properties located in New York City, eight properties located in Stamford, CT and four properties located in White Plains, NY. Additionally, the properties include 103 industrial properties encompassing approximately 6.8 million rentable square feet, of which 72 of these properties, or 59% as measured by square footage, are located within the Company's three industrial parks. The properties also include two retail properties comprising approximately 20,000 rentable square feet.

Through its ownership of properties in the key CBD and suburban office markets in the Tri-State Area, the Company believes it has a unique competitive advantage as the trend toward the regional decentralization of the workplace increases. Due to the events of September 11th, as well as technological advances which further enable decentralization, companies are strategically re-evaluating the benefits and feasibility of regional decentralization and reassessing their long-term space needs. The Company believes this multi-location regional decentralization will continue to take place, increasing as companies begin to have better visibility as to the future of the economy, further validating our regional strategy of maintaining a significant market share in each of the key CBD and suburban office markets in the Tri-State Area.

The Company also owns approximately 254 acres of land in 12 separate parcels of which the Company can develop approximately two million square feet of office space and approximately 450,000 square feet of industrial space. The Company is also obligated to purchase, during the first quarter of 2002, 52.7 acres of land located in Valhalla, N.Y. on which the Company can develop approximately 875,000 square feet of office space. In addition, the Company owns a 32 acre land parcel located in Rye Brook, NY which is under contract for sale for approximately $22.3 million. The closing is scheduled to occur during 2002. Since the IPO, the Company has developed or redeveloped 14 properties encompassing approximately 2.1 million square feet of office and industrial space.

The Company also owns a 357,000 square foot office building located in Orlando, Florida and has invested approximately $17.0 million in a note receivable secured by a partnership interest in Omni Partners, L. P., owner of the Omni, a 575,000 square foot Class A Office Property located in Uniondale, NY, effectively increasing its economic interest in the property owning partnership and $36.5 million under three notes which are secured by a minority partner's preferred unit interest in the Operating Partnership and certain real property.

The market capitalization of the Company at December 31, 2001 was approximately $3.3 billion. The Company's market capitalization is based on the sum of (i) the market value of the Company's Class A common stock and common units of limited partnership interest in the Operating Partnership ("OP Units") (assuming conversion) of $23.36 per share/unit (based on the closing price of the Company's Class A common stock on December 31, 2001), (ii) the market value of the Company's Class B common stock of $25.51 per share (based on the closing price of the Company's Class B common stock on December 31, 2001), (iii) the liquidation preference value of the Company's Series A preferred and Series B preferred stock of $25 per share, (iv) the liquidation preference value of the Operating Partnership's preferred units of $1,000 per unit and (v) approximately $1.3 billion (including its share of joint venture debt and net of minority partners' interests share of joint venture debt) of debt outstanding at December 31, 2001. As a result, the Company's total debt to total market capitalization ratio at December 31, 2001 equaled approximately 41.1%. At December 31, 2001, the Company had approximately $122 million of cash and cash equivalents on hand of which approximately $98.4 million was generated from the sale of a 49% interest in one of its major CBD assets. On January 4, 2002, the Company repaid approximately $85 million of its short term debt from its cash and cash equivalents on hand.

During 1997, the Company formed FrontLine Capital Group, formerly Reckson Service Industries, Inc., ("FrontLine") and Reckson Strategic Venture Partners, LLC ("RSVP"). RSVP is a real estate venture capital fund which invests primarily in real estate and real estate operating companies outside the Company's core office and industrial focus and whose common equity is held indirectly by FrontLine. In connection with the formation and spin-off of FrontLine, the Operating Partnership established an unsecured credit facility with FrontLine (the "FrontLine Facility") in the amount of $100 million for FrontLine to use in its investment activities, operations and other general corporate purposes. The Company has advanced approximately $93.4 million under the FrontLine Facility. The Operating Partnership also approved the funding of investments of up to $100 million relating to RSVP (the "RSVP Commitment"), through RSVP-controlled joint ventures (for REIT-qualified investments) or advances made to FrontLine under an unsecured loan facility (the "RSVP Facility") having terms similar to the FrontLine Facility (advances made under the RSVP Facility and the FrontLine Facility hereafter, the "Frontline Loans"). During March 2001, the Company increased the RSVP Commitment to $110 million and as of December 31, 2001, approximately $109.1 million had been funded through the RSVP Commitment, of which $59.8 million represents investments by the Company in RSVP-controlled (REIT-qualified) joint ventures and $49.3 million represents loans made to FrontLine under the RSVP Facility. As of December 31, 2001, interest accrued (net of reserves) under the FrontLine Facility and the RSVP Facility was approximately $ 19.6 million.

At June 30, 2001, the Company assessed the recoverability of the FrontLine Loans and reserved approximately $3.5 million of the interest accrued during the three-month period then ended. In addition, the Company formed a committee of its Board of Directors, comprised solely of independent directors, to consider any actions to be taken by the Company in connection with the FrontLine Loans and its investments in joint ventures with RSVP. During the third quarter of 2001, the Company noted a significant deterioration in FrontLine's operations and financial condition and, based on its assessment of value and recoverability and considering the findings and recommendations of the committee and its financial advisor, the Company recorded a $163 million valuation reserve charge, inclusive of anticipated costs, in its consolidated statements of operations relating to its investments in the FrontLine Loans and joint ventures with RSVP. The Company has discontinued the accrual of interest income with respect to the FrontLine Loans. The Company has also reserved against its share of GAAP equity in earnings from the RSVP controlled joint ventures funded through the RSVP Commitment until such income is realized through cash distributions.

At December 31, 2001, the Company, pursuant to Section 166 of the Internal Revenue Code of 1986, charged off $70 million of the aforementioned reserve directly related to the FrontLine Facility, including accrued interest. Subsequent to December 31, 2001, the Company charged off an additional $38 million of the reserve directly related to the FrontLine Facility, including accrued interest and $47 million of the reserve directly related to the RSVP Facility, including accrued interest.

FrontLine is in default under the FrontLine Loans from the Operating Partnership and has reported that it is currently in discussions with its creditors, including the Company, and that it may be required to seek protection from creditors under federal bankruptcy laws.

As a result of the foregoing, the net carrying value of the Company's investments in the FrontLine Loans and joint venture investments with RSVP, inclusive of the Company's share of previously accrued GAAP equity in earnings on those investments, is approximately $65.0 million. Such amount has been reflected in investments in service companies and affiliate loans and joint ventures on the Company's consolidated balance sheet.

Both the FrontLine Facility and the RSVP Facility have a term of five years, are unsecured and advances under each are recourse obligations of FrontLine. Notwithstanding the valuation reserve, under the terms of the credit facilities, interest accrues on the FrontLine Loans at a rate equal to the greater of (a) the prime rate plus two percent and (b) 12% per annum, with the rate on amounts that are outstanding for more than one year increasing annually at a rate of four percent of the prior year's rate. In March 2001, the credit facilities were amended to provide that (i) interest is payable only at maturity and (ii) the Company may transfer all or any portion of its rights or obligations under the credit facilities to its affiliates. The Company requested these changes as a result of changes in REIT tax laws.

The Operating Partnership and FrontLine entered into an intercompany agreement (the "Reckson Intercompany Agreement") to formalize their relationship at the time of the spin-off of FrontLine and to limit conflicts of interest. Under the Reckson Intercompany Agreement, among other provisions, (i) FrontLine granted the Operating Partnership a right of first opportunity to make any REIT-qualified investment that becomes available to FrontLine and (ii) the Operating Partnership granted FrontLine a right to (a) provide the Operating Partnership and its tenants with commercial services for occupants of office, industrial and other property types and (b) become the lessee of any real property acquired by the

Operating Partnership if the Operating Partnership determines that, consistent with the Company's status as a REIT, it is required to enter into a "master" lease agreement.

HQ Global Workplaces, Inc., ("HQ") one of the largest providers of flexible officing solutions in the world and which is controlled by FrontLine currently operates eleven executive office centers in the Company's properties, three of which are held through joint ventures. The leases under which these office centers operate expire between 2008 and 2011, encompass approximately 225,000 square feet and have current contractual annual base rents of approximately $6.7 million. Currently, three of these office centers (including one joint venture location) aggregating 55,000 square feet with current contractual annual base rents of $1.4 million are in default under their lease terms. In addition, HQ has been experiencing financial difficulties and on March 13, 2002, voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code. There can be no assurances as to whether HQ will affirm or reject its existing leases with the Company. At this time it cannot be determined what impact their financial difficulties and bankruptcy filing will have on their ability to meet their future lease obligations with the Company.

Scott H. Rechler, who serves as Co-Chief Executive Officer and a director of the Company, serves as Chief Executive Officer and Chairman of the Board of Directors of FrontLine. The Company's directors and officers own approximately 15.9% of FrontLine's outstanding common stock. Scott H. Rechler also serves as non-executive Chariman of the Board of HQ.

Results of Operations

The Company's total revenues increased by $30.5 million or 6.0% from 2000 to 2001 and $106.8 million or 26.5% from 1999 to 2000. Property operating revenues, which include base rents and tenant escalations and reimbursements ("Property Operating Revenues") increased by $45.7 million or 10.1% from 2000 to 2001 and $82.9 million or 22.5% from 1999 to 2000. The 2001 increase in Property Operating Revenues is primarily attributable to increases in rental rates in our "same store" properties amounting to $29.3 million. In addition, $12.4 million of the increase was generated by the lease up of newly developed and redeveloped properties added to the operating portfolio. The increase in Property Operating Revenues offset the decrease of $15.2 million in other revenues. This decrease is primarily due to a decrease of $11.6 million related to interest earned on advances made under the FrontLine Loans. In addition, $2.3 million of the decrease is attributable to lower equity in earnings of real estate joint ventures and service companies. The 2000 increase in Property Operating Revenues is substantially attributable to the Company's entrance into the New York City market. The 1999 and 2000 acquisitions of the five properties comprising the New York City portfolio represented $48.6 million, or 58.6%, of the increase in Property Operating Revenues. Property Operating Revenues were also positively impacted by approximately $15.3 million from increases in occupancies and rental rates in our "same store" properties, and approximately $9.6 million from the lease up of newly developed and redeveloped properties added to the operating portfolio. These increases offset the impact of $14.8 million of Property Operating Revenues that were generated from "Big Box" industrial properties that were sold in 1999. The remaining balance of the increase in total revenues for 2000 is primarily attributable to an increase in gain on dispositions of real estate of approximately $11.8 million and an increase of approximately $8.1 million in other revenue related to interest earned on advances made under the FrontLine Loans.

The Company's base rent reflects the positive impact of the straight-line rent adjustment of $41.6 million in 2001, $38.8 million in 2000 and $10.7 million in 1999. The 2001 and 2000 straight-line rent adjustment includes $26.9 million and $23.3 million, respectively, generated from the property located at 919 Third Avenue, New York, NY, which is attributable to rental abatement periods for the three largest tenants.

Property operating expenses, real estate taxes and ground rents ("Property Expenses") increased by $11.2 million or 7.1% from 2000 to 2001 and $31.5 million or 25.0% from 1999 to 2000. The 2001 increase in Property Expenses is primarily due to an increase of $10.2 million in our "same-store" properties which consists of a $6.2 million increase in property operating expenses and a $4.0 million increase in real estate taxes. The increase in Property Expenses is also attributable to increases in labor costs, maintenance contracts and security costs. In addition, there was an increase in Property Expenses of $2.7 million due to higher occupancy levels at our developed and redeveloped properties. The 2000 increase in Property Expenses is substantially attributable to the Company's entrance into the New York City market. The 1999 and 2000 acquisitions of the five properties comprising the New York City portfolio represented $25.0 million, or 79.4%, of the increase in Property Expenses. In addition, $6.5 million of the increase is attributable to expense growth in our "same store" properties.

Gross operating margins (defined as Property Operating Revenues less Property Expenses, taken as a percentage of Property Operating Revenues) for 2001, 2000 and 1999 were 66.1%, 65.2% and 65.9%, respectively. The increase from 2000 to 2001 is primarily due to an increase in rental rates. The slight decrease from 1999 to 2000 in the gross operating margin percentages resulted from a larger proportionate share of gross operating margin derived from office properties, which has a lower gross margin percentage. The higher proportionate share of the gross operating margin attributable to the office properties was a result of the acquisition of five properties representing the Company's entrance into the New York City market and the disposition of net leased "Big Box" industrial properties. This shift in the composition of the portfolio was offset by increases in rental rates and operating efficiencies realized as a result of operating a larger portfolio of properties with concentration of properties in office and industrial parks or in its established sub-markets.

Marketing, general and administrative expenses were $30.7 million in 2001, $27.4 million in 2000 and $24.3 million in 1999. The increase in marketing, general and administrative expenses is primarily due to the increased costs of opening and maintaining the Company's New York City division and maintaining offices and infrastructure in each of the Company's markets including Long Island, Westchester, Southern Connecticut and Northern New Jersey and administrative costs associated with the growth of the Company. The Company's business strategy has been to expand further into the Tri-State Area suburban and CBD markets and the New York City market by applying its standards for high quality office and industrial space and premier tenant service to its New Jersey, Westchester, Southern Connecticut and New York City divisions. In doing this, the Company seeks to create a superior franchise value that it enjoys in its home base of Long Island. Over the past three years the Company has supported this effort by increasing its marketing programs and strengthening its resources and operating systems. The cost of these efforts is reflected in both marketing, general and administrative expenses as well as the revenue growth of the Company. To a lesser extent, in 2001, the increase in marketing, general and administrative costs was impacted by legal and professional fees incurred in connection with certain cancelled acquisition transactions and amortization of deferred compensation costs. Marketing, general and administrative expense as a percentage of total revenues were 5.7% in 2001, 5.4% in 2000 and 6.0% in 1999.

Interest expense was $93.1 million in 2001, $96.3 million in 2000 and $74.3 million in 1999. The decrease of $3.2 million from 2000 to 2001 is attributable to lower interest rates and a decreased average balance on the Company's unsecured credit facility. This was partially offset by an increase in the Company's mortgage notes payable which was the result of the refinancing of the property located at 919 Third Avenue, New York, NY. The increase of $22.0 million from 1999 to 2000 is primarily attributable to the debt incurred in connection with the acquisition of the five properties comprising the New York City portfolio. In addition, the increase was also attributable to a full year of interest on $300 million of senior unsecured notes issued in March 1999. The weighted average balance outstanding on the Company's unsecured credit facility was $284.5 million in 2001, $416.5 million in 2000 and $423.8 million in 1999.

Included in depreciation and amortization expense is amortized financing costs of $4.5 million in 2001, $4.1 million in 2000 and $3.4 million in 1999. The increase of approximately $700,000 from 1999 to 2000 is primarily attributable to the secured financings of the 919 Third Avenue and 1350 Avenue of the Americas properties located in New York, NY.

For the year ended December 31, 2001, the Company's consolidated statement of operations includes valuation reserve charges of $166.1 million which is comprised of the following:

(i) Valuation reserve charges, inclusive of anticipated costs, of $163 million related to the Company's investments in the FrontLine Loans and joint ventures with RSVP (see Overview and Background for a further discussion of this valuation reserve charge),

(ii) In November 1999, the Company received 176,186 shares of the common stock of FrontLine as fees in connection with the FrontLine Loans. As a result of certain tax rule provisions included in the REIT Modernization Act, it was determined that the Company could no longer maintain any equity position in FrontLine. As part of a compensation program, the Company distributed these shares to certain non-executive employees subject to recourse loans. The loans were scheduled to be forgiven over time based on continued employment with the Company. Based on the current value of FrontLine's common stock the Company has established a valuation reserve charge relating to the outstanding balance of these loans in the amount of $2.4 million and

(iii) Based on the Company's value assessment of its investment in Captivate Network, Inc., an unrelated technology based service company, the Company recorded a valuation reserve charge of approximately $700,000.

Extraordinary losses, net of limited partners' minority interest, resulted in a $2.6 million loss in 2001, a $1.4 million loss in 2000 and a $555,000 loss in 1999. The extraordinary losses were all attributed to the write-offs of certain deferred loan costs incurred in connection with the Company's refinancing of its debt.

Liquidity and Capital Resources

Summary of Cash Flows

Net cash provided by operating activities totaled $186.0 million in 2001, $169.2 million in 2000 and $153.5 million in 1999. Increases for each year were primarily attributable to the growth in cash flow provided by the acquisition of properties and/or the increased occupancy levels of the Company's development properties and the increase in rental rates in all of the Company's markets.

Net cash used in investing activities totaled $87.5 million in 2001, $261.3 million in 2000 and $391.8 million in 1999. Cash used in investing activities related primarily to investments in real estate properties including development costs. Included in these investing activities is the Company's investments of approximately $18.7 million, $16.3 million and $14.7 million in RSVP-controlled (REIT Qualified) joint ventures in each of the years then ended. In addition, during 1999, the Company invested approximately $277.5 million for the acquisition of the first mortgage note securing the property located at 919 Third Avenue, New York, NY. Cash used in investing activities was offset by proceeds from the redemption of the Company's preferred equity investments in Keystone Property Trust in 2001 and 2000 as well as from sales of real estate, securities and mortgage note receivable repayments in each of the years then ended.

Net cash provided by financing activities totaled $5.7 million in 2001, $88.6 million in 2000 and $257.4 million in 1999. Cash provided by financing activities related primarily to proceeds from secured debt financings, minority partner contributions and advances under the Company's unsecured credit facility and term loan in each of the years then ended. Cash provided by financing activities in 1999 was also provided by the issuance of the Company's Series B preferred stock and senior unsecured notes. Cash provided by financing activities was offset by advances made under the FrontLine Loans of approximately $7.2 million, $13.6 million and $81.0 million in each of the years then ended. Cash provided by financing activities was also offset by principal payments on secured borrowings, the unsecured credit facility and term loan as well as loan equity issuance costs and dividends and distributions.

Investing Activities

On October 29, 2001, the Company, at its option, acquired the lessor's rights to the air rights lease agreement for the property located at 120 West 45th Street, New York, NY for approximately $7.7 million As a result, the Company's obligation to pay rent under this lease agreement was eliminated.

On December 21, 2001, Metropolitan sold a 49% indirect interest in the property located at 919 Third Avenue, New York, NY for $220.5 million which included $122.1 million of its proportionate share of secured mortgage debt and approximately $98.4 million of cash. As a result, the Company realized a gain of approximately $18.9 million.

During the year ended December 31, 2001, the Company sold five office properties aggregating approximately 678,000 square feet for $82.1 million, a 26,000 square foot industrial property for $2.8 million and its remaining preferred interest in Keystone Property Trust for $35.7 million. As a result of these sales the Company realized a net gain of approximately $1.3 million. Net proceeds from these sales were used primarily to repay borrowings under the Company's unsecured credit facility and to establish an escrow account with a qualified intermediary for a future exchange of real property pursuant to Section 1031 of the Internal Revenue Code of 1986. The Company has identified approximately 52.7 acres of land located in Valhalla, NY for the purposes of this exchange.

Subsequent to December 31, 2001, the Company entered into a contract to sell two Class A office properties, located in Westchester County, NY, aggregating approximately 157,000 square feet for approximately $18.5 million. The closing is scheduled to occur during the second quarter of 2002.

The following table sets forth the Company's invested capital (before valuation reserves) in RSVP controlled (REIT-qualified) joint ventures and amounts which were advanced under the RSVP Commitment to FrontLine, for its investment in RSVP controlled investments (in thousands):

	RSVP controlled joint ventures	Amounts advanced	Total
Privatization	$ 21,480	$ 3,520	$ 25,000
Student Housing	18,086	3,935	22,021
Medical Offices	20,185	—	20,185
Parking	—	9,091	9,091
Resorts	—	8,057	8,057
Net leased retail	—	3,180	3,180
Other Assests and overhead	—	21,598	21,598
	$ 59,751	$ 49,381	$ 109,132

Included in these investments is approximately $18.9 million of cash that has been contributed to the respective RSVP controlled joint ventures or advanced under the RSVP Commitment to FrontLine and is being held, along with cash from the preferred investors.

Financing Activities

During 2001, the Company paid cash dividends on its Class A common stock of approximately $1.62 per share and approximately $2.50 per share on its Class B common stock.

The Board of Directors of the Company has authorized the purchase of up to an additional five million shares of the Company's Class B common stock and/or its Class A common stock. Transactions conducted on the New York Stock Exchange will be effected in accordance with the safe harbor provisions of the Securities Exchange Act of 1934 and may be terminated by the Company at any time. Previously, the Company purchased and retired 1,410,804 shares of Class B common stock at an average price of $21.48 per Class B share and 61,704 shares of Class A common stock at an average price of $23.03 per Class A share for an aggregate purchase price of approximately $31.7 million.

During the year ended December 31, 2001, approximately 11,553 preferred units of limited partnership interest in the Operating Partnership, with a liquidation preference value of approximately $11.6 million, were exchanged for 456,351 OP Units at an average price of $25.32 per OP Unit. In addition, 660,370 OP Units were exchanged for an equal number of shares of the Company's Class A common stock.

Metropolitan is controlled by the Company. A minority partner owned an $85 million preferred equity investment in Metropolitan which accrued distributions at a rate of 7.5% per annum for a two-year period (May 24, 1999 through May 30, 2001). On May 31, 2001, the minority partner, at its election, converted its preferred equity investment into 3,453,881 shares of the Company's Class A common stock based on a conversion price of $24.61 per share. As a result of the minority partner's conversion of its preferred equity investment, the Company owns 100% of Metropolitan.

As of December 31, 2001, the Company had a three year $575 million unsecured revolving credit facility (the "Credit Facility") from JPMorgan Chase Bank, as administrative agent, UBS Warburg LLC as syndication agent and Deutsche Bank as documentation agent. The Credit Facility matures in September 2003 and borrowings under the Credit Facility are currently priced off LIBOR plus 105 basis points.

The Company utilizes the Credit Facility primarily to finance real estate investments, fund its real estate development activities and for working capital purposes. At December 31, 2001, the Company had availability under the Credit Facility to borrow an additional $303.4 million (of which, $37.4 million has been allocated for outstanding undrawn letters of credit). Subsequent to December 31, 2001, the Company paid down the Credit Facility by $84.6 million which was received from the sale of a 49% interest in the property located at 919 Third Avenue, New York, NY and thereby increasing its availability under the Credit Facility to $388 million.

On June 1, 2001, the Company refinanced a $70 million short term variable rate mortgage note with a five year $75 million fixed rate mortgage note, which bears interest at 6.52% per annum. In addition, on July 18, 2001, the Company refinanced a $200 million short term variable rate mortgage note with a ten year $250 million fixed rate mortgage note, which bears interest at 6.867% per annum. The net proceeds of approximately $50.4 million received by the Company as a result of these refinancings was used to repay maturing fixed rate debt, the Credit Facility and for working capital purposes.

On July 24, 2001, the Company repaid a mortgage note in the amount of approximately $15.5 million from a portion of the proceeds received from the secured debt financing of the property located at 919 Third Avenue, New York, NY. In addition, during the fourth quarter of 2001, the Company repaid two mortgage notes in the aggregate amount of approximately $8.8 million through a draw under the Credit Facility and from available cash on hand.

Capitalization

The Company's indebtedness at December 31, 2001 totaled approximately $1.3 billion (including its share of joint venture debt and net of minority partners' interests' share of joint venture debt) and was comprised of $271.6 million outstanding under the Credit Facility, approximately $449.5 million of senior unsecured notes and approximately $614.9 million of mortgage indebtedness with a weighted average interest rate of approximately 7.4% and a weighted average maturity of approximately 10.1 years. Based on the Company's total market capitalization of approximately $3.3 billion at December 31, 2001 (calculated based on the sum of (i) the market value of the Company's Class A common stock and OP Units, assuming conversion, (ii) the market value of the Company's Class B common stock, (iii) the liquidation preference value of the Company's preferred stock, (iv) the liquidation preference value of the Operating Partnership's preferred units and (v) the $1.3 billion of debt), the Company's debt represented approximately 41.1% of its total market capitalization. At December 31, 2001, the Company had approximately $122 million of cash and cash equivalents on hand of which approximately $98.4 million was generated from the sale of a 49% interest in one of its major CBD assets. On January 4, 2002, the Company repaid approximately $85 million of its short-term debt from its cash and cash equivalents on hand.

Contractual Obligations and Commercial Commitments

The following table sets forth the Company's significant debt obligations by scheduled principal cash flow payments and maturity date and its commercial commitments by scheduled maturity at December 31, 2001 (in thousands):

	Maturity Date						
	2002	2003	2004	2005	2006	Thereafter	Total
Mortgage notes payable (1)	$11,356	$12,559	$13,493	$14,462	$14,097	$130,347	$196,314
Mortgage notes payable (2)	—	—	2,616	18,553	129,920	403,674	554,763
Senior unsecured notes	—	—	100,000	—	—	350,000	450,000
Unsecured credit facility	—	271,600	—	—	—	—	271,600
Land lease obligations	2,688	2,687	2,811	2,814	2,795	49,921	63,716
Air rights lease obligations	366	369	379	379	379	4,658	6,530
	$14,410	$287,215	$119,299	$36,208	$147,191	$938,600	$1,542,923

(1) Scheduled principal amortization payments
(2) Principal payments due at maturity

Certain of the mortgage notes payable are guaranteed by certain limited partners in the Operating Partnership and/or the Company. In addition, consistent with customary practices in non-recourse lending, certain non-recourse mortgages may be recourse to the Company under certain limited circumstances including environmental issues and breaches of material representations.

In addition, at December 31, 2001, the Company had approximately $24.3 million and $13.1 million in outstanding undrawn standby letters of credit issued under the Credit Facility which expire in 2002 and 2003, respectively.

The Company is also obligated to purchase, for approximately $23.8 million, 52.7 acres of land located in Valhalla, NY on which the Company can develop approximately 875,000 square feet of office space. This acquisition will be financed in part from the sale proceeds of an office property currently being held by a qualified intermediary for the purposes of an exchange of real property pursuant to Section 1031 of the Internal Revenue Code of 1986 and is scheduled to close during the first quarter of 2002.

Thirteen of the Company's office properties and two of the Company's industrial properties which were acquired by the issuance of OP Units are subject to agreements limiting the Company's ability to transfer them prior to agreed upon dates without the consent of the limited partner who transferred the respective property to the Company. In the event the Company transfers any of these properties prior to the expiration of these limitations, the Company may be required to make a payment relating to taxes incurred by the limited partner. The limitations on nine of the properties expire prior to June 30, 2003. The limitations on the remaining properties expire between 2007 and 2013.

Eleven of the Company's office properties are held in joint ventures which contain certain limitations on transfer. These limitations include requiring the consent of the joint venture partner to transfer a property prior to various specified dates ranging from 2003 to 2005, rights of first offer, and buy/sell provisions.

Historically, rental revenue has been the principal source of funds to pay operating expenses, debt service and capital expenditures, excluding non-recurring capital expenditures of the Company. The Company expects to meet its short-term liquidity requirements generally through its net cash provided by operating activities along with the Credit Facility previously discussed. The Credit Facility contains several financial covenants with which the Company must be in compliance in order to borrow funds thereunder. The Company expects to meet certain of its financing requirements through long-term secured and unsecured borrowings and the issuance of debt and equity securities of the Company. In addition, the Company also believes that it will, from time to time, generate funds from the disposition of certain of its real estate properties or interests therein. The Company will refinance existing mortgage indebtedness or indebtedness under the Credit Facility at maturity or retire such debt through the issuance of additional debt securities or additional equity securities. The Company anticipates that the current balance of cash and cash equivalents and cash flows from operating activities, together with cash available from borrowings and equity offerings, will be adequate to meet the capital and liquidity requirements of the Company in both the short and long-term.

As a result of current economic conditions, certain companies who make up our tenant base have either not renewed their leases upon expiration or have paid the Company to terminate their leases. In addition, vacancy rates in our markets have been trending higher and in some instances our asking rents in our markets have been trending lower. Additionally, due to the events of September 11th, the Company anticipates higher operating expenses as they relate to certain insurance coverage and security measures.

In order to qualify as a REIT for federal income tax purposes, the Company is required to make distributions to its stockholders of at least 90% of REIT taxable income. The Company expects to use its cash flow from operating activities for distributions to stockholders and for payment of recurring, non-incremental revenue-generating expenditures. The Company intends to invest amounts accumulated for distribution in short-term investments.

On October 16, 2000, the Company's Board of Directors announced that it adopted a Shareholder Rights Plan (the "Rights Plan") designed to protect shareholders from various abusive takeover tactics, including attempts to acquire control of the Company at an inadequate price, depriving shareholders of the full value of their investment. A description of the Rights Plan is included in the Notes to Financial Statements of the Company.

Inflation

The office leases generally provide for fixed base rent increases or indexed escalations. In addition, the office leases provide for separate escalations of real estate taxes, operating expenses and electric costs over a base amount. The industrial leases generally provide for fixed base rent increases, direct pass through of certain operating expenses and separate real estate tax escalations over a base amount. The Company believes that inflationary increases in expenses will be offset by contractual rent increases and expense escalations described above.

The Credit Facility bears interest at a variable rate, which will be influenced by changes in short-term interest rates, and is sensitive to inflation.

Funds From Operations

Management believes that funds from operations ("FFO") is an appropriate measure of performance of an equity REIT. FFO is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income or loss, excluding gains or losses from debt restructuring and sales of properties plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash generated from operating activities in accordance with GAAP and is not indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. (See Selected Financial Data). FFO for the year ended December 31, 2001 excludes $163 million of valuation reserves on investments in affiliate loans and joint ventures.

Since all companies and analysts do not calculate FFO in a similar fashion, the Company's calculation of FFO presented herein may not be comparable to similarly titled measures as reported by other companies.

The following table presents the Company's FFO calculation for the years ended December 31 (in thousands):

	2001	2000	1999
Income before minority interests, preferred dividends and distributions, valuation reserves and extraordinary loss	**$145,054**	$ 136,227	$ 104,042
Less:			
Minority partners' interests in consolidated partnerships	**15,975**	9,120	6,802
Limited partners' minority interest in the operating partnership	**(5,727)**	11,669	9,407
Preferred dividends and distributions	**23,977**	28,012	27,001
Valuation reserves on investments in affiliate loans and joint ventures and other investments	**166,101**	—	—
Extraordinary loss, net of limited partners' minority interest in the operating partnership of $303, $175 and $74,respectively	**2,595**	1,396	555
Net income (loss) allocable to common shareholders	**(57,867)**	86,030	60,277
Adjustments for basic Funds From Operations			
Add:			
Limited partners' minority interest in the operating partnership	**—**	11,669	9,407
Real estate depreciation and amortization	**100,967**	90,552	72,124
Minority partners' interests in consolidated partnerships	**15,975**	9,120	6,802
Valuation reserves on investments in affiliate loans and joint ventures	**163,000**	—	—
Extraordinary loss, net of limited partners' minority interest in the operating partnership of $303, $175 and $74, respectively	**2,595**	1,396	555
Less:			
Limited partners' minority interest in the operating partnership	**5,727**	—	—
Gain on sales of real estate	**20,173**	18,669	10,052
Amounts distributable to minority partners in consolidated partnerships	**19,083**	12,316	8,293
Basic Funds From Operations	**179,687**	167,782	130,820
Add:			
Dividends and distributions on dilutive shares and units	**26,601**	34,387	30,861
Diluted Funds From Operation	**$206,288**	$ 202,169	$ 161,681
Weighted Average Shares/OP Units outstanding (1)	**66,057**	61,050	54,719
Diluted Weighted Average Shares/OP Units outstanding (1)	**79,027**	78,119	70,013

(1) Assumes conversion of limited partnership units of the Operating Partnership.

Quantitative and Qualitative Disclosures About Market Risk

The primary market risk facing the Company is interest rate risk on its long term debt, mortgage notes and notes receivable. The Company will, when advantageous, hedge its interest rate risk using financial instruments. The Company is not subject to foreign currency risk.

The Company manages its exposure to interest rate risk on its variable rate indebtedness by borrowing on a short-term basis under its Credit Facility until such time as it is able to retire the short-term variable rate debt with either a long-term fixed rate debt offering, long term mortgage debt, equity offerings or through sales or partial sales of assets.

The Company will recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges will be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The fair market value ("FMV") of the Company's long term debt, mortgage notes and notes receivable is estimated based on discounting future cash flows at interest rates that management believes reflects the risks associated with long term debt, mortgage notes and notes receivable of similar risk and duration.

The following table sets forth the Company's long term debt obligations by scheduled principal cash flow payments and maturity date, weighted average interest rates and estimated FMV at December 31, 2001 (dollars in thousands):

	For the Year Ended December 31							
	2002	2003	2004	2005	2006	Thereafter	Total(1)	FMV
Long term debt:								
Fixed rate	$ 11,356	$ 12,559	$ 116,109	$ 33,015	$144,017	$ 884,021	$1,201,077	$ 1,221,125
Weighted average interest rate	7.52%	7.50%	7.47%	6.92%	7.38%	7.34%	7.35%	
Variable rate	$ —	$ 271,600	$ —	$ —	$ —	$ —	$ 271,600	$ 271,600
Weighted average interest rate	—%	3.53%	—%	—%	—%	—%	3.53%	

(1) Includes unamortized issuance discounts of $537 on the 5 and 10-year senior unsecured notes issued on March 26, 1999 which are due at maturity.

In addition, the Company has assessed the market risk for its variable rate debt, which is based upon LIBOR, and believes that a one percent increase in the LIBOR rate would have an approximate $2.7 million annual increase in interest expense based on approximately $271.6 million of variable rate debt outstanding at December 31, 2001.

The following table sets forth the Company's mortgage notes and notes receivable by scheduled maturity date, weighted average interest rates and estimated FMV at December 31, 2001 (dollars in thousands):

	For the Year Ended December 31							
	2002	2003	2004	2005	2006	Thereafter	Total (2)	FMV
Mortgage notes and notes receivable:								
Fixed rate	$ 1,165	$ —	$ 36,500	$ —	$ —	$ 16,990	$ 54,655	$ 55,939
Weighted average interest rate	9.00%	—%	10.23%	—%	—%	11.88%	10.72%	

(2) Excludes interest receivables aggregating approximately $1,579.

Reckson Associates Realty Corp.

Consolidated Balance Sheets

(in thousands, except share amounts)

	December 31, 2001	December 31, 2000
Assets		
Commercial real estate properties, at cost: (Notes 2, 3, 5 and 6)		
Land	$ **408,837**	$ 396,482
Buildings and improvements	**2,328,374**	2,219,448
Developments in progress:		
Land	**69,365**	60,918
Development costs	**74,303**	93,759
Furniture, fixtures and equipment	**7,725**	7,138
	2,888,604	2,777,745
Less accumulated depreciation	**(361,960)**	(288,479)
	2,526,644	2,489,266
Investments in real estate joint ventures	**5,744**	5,348
Investment in mortgage notes and notes receivable (Note 6)	**56,234**	58,220
Cash and cash equivalents (Note 9)	**121,975**	17,843
Tenant receivables	**9,633**	11,511
Investments in service companies and affiliate loans and joint ventures (Note 8)	**79,184**	215,660
Deferred rents receivable	**81,089**	67,930
Prepaid expenses and other assets	**45,495**	68,895
Contract and land deposits and pre-acquisition costs	**3,782**	1,676
Deferred leasing and loan costs, less accumulated amortization of $41,411 and $32,773, respectively	**64,438**	61,681
Total Assets	$ **2,994,218**	$2,998,030
Liabilities		
Mortgage notes payable (Note 2)	$ **751,077**	$ 728,971
Unsecured credit facility (Note 3)	**271,600**	216,600
Senior unsecured notes (Note 4)	**449,463**	449,385
Accrued expenses and other liabilities	**87,683**	95,393
Dividends and distributions payable	**32,988**	28,801
Total Liabilities	**1,592,811**	1,519,150
Minority partners' interests in consolidated partnerships	**242,698**	226,350
Preferred unit interest in the operating partnership	**30,965**	42,518
Limited partners' minority interest in the operating partnership	**81,887**	97,353
	355,550	366,221
Commitments and contingencies (Notes 9, 10 and 13)	**—**	—
Stockholders' Equity (Note 7)		
Preferred Stock, $.01 par value, 25,000,000 shares authorized		
Series A preferred stock, 9,192,000 shares issued and outstanding	**92**	92
Series B preferred stock, 2,000,000 shares issued and outstanding	**20**	20
Common Stock, $.01 par value, 100,000,000 shares authorized		
Class A common stock, 49,982,377 and 45,352,286 shares issued and outstanding, respectively	**500**	454
Class B common stock, 10,283,513 shares issued and outstanding	**103**	103
Additional paid in capital	**1,045,142**	1,111,990
Total Stockholders' Equity	**1,045,857**	1,112,659
Total Liabilities and Stockholders' Equity	$ **2,994,218**	$2,998,030

(see accompanying notes to financial statements)

Reckson Associates Realty Corp

Consolidated Statements of Operations

(in thousands, except share amounts)

	For the year ended December 31, 2001	2000	1999
Revenues (Note 10)			
Base Rents	**$ 437,802**	$ 397,327	$ 324,146
Tenant escalations and reimbursements	**59,969**	54,750	44,989
Equity in earnings of real estate joint ventures and service companies	**2,087**	4,383	2,148
Interest income on mortgage notes and notes receivable	**6,238**	8,212	7,944
Gain on sales of real estate (Note 6)	**20,173**	18,669	10,052
Investment and other income	**14,199**	26,597	13,874
Total Revenues	**540,468**	509,938	403,153
Expenses:			
Property operating expenses	**168,664**	157,456	125,994
Marketing, general and administrative	**30,747**	27,371	24,293
Interest	**93,072**	96,337	74,320
Depreciation and amortization	**102,931**	92,547	74,504
Total Expenses	**395,414**	373,711	299,111
Income before minority interests, preferred dividends and distributions, valuation reserves and extraordinary loss	**145,054**	136,227	104,042
Minority partners' interests in consolidated partnerships	**(15,975)**	(9,120)	(6,802)
Limited partners' minority interest in the operating partnership	**5,727**	(11,669)	(9,407)
Distributions to preferred unit holders	**(2,111)**	(2,641)	(2,641)
Valuation reserves on investments in affiliate loans and joint ventures and other investments (Notes 8 and 13)	**(166,101)**	—	—
Income (loss) before extraordinary loss and dividends to preferred shareholders	**(33,406)**	112,797	85,192
Extraordinary loss on extinguishment of debts, net of limited partners' minority interest share of $303, $175 and $74, respectively	**(2,595)**	(1,396)	(555)
Net Income (loss)	**(36,001)**	111,401	84,637
Dividends to preferred shareholders	**(21,866)**	(25,371)	(24,360)
Net income (loss) allocable to common shareholders	**$ (57,867)**	$ 86,030	$ 60,277
Net income (loss) allocable to:			
Class A common shareholders	**$ (44,243)**	$ 62,989	$ 47,529
Class B common shareholders	**(13,624)**	23,041	12,748
Total	**$ (57,867)**	$ 86,030	$ 60,277
Basic net income (loss) per weighted average common share:			
Class A common	**$ (.88)**	$ 1.49	$ 1.19
Extraordinary loss per Class A common	**(.04)**	(.03)	(.01)
Basic net income (loss) per Class A common	**$ (.92)**	$ 1.46	$ 1.18
Class B common	**$ (1.26)**	$ 2.28	$ 1.91
Extraordinary loss per Class B common	**(.06)**	(.04)	(.02)
Basic net income (loss) per Class B common	**$ (1.32)**	$ 2.24	$ 1.89
Basic weighted average common shares outstanding:			
Class A common	**48,121,000**	43,070,000	40,270,000
Class B common	**10,284,000**	10,284,000	6,744,000
Diluted net income (loss) per weighted average common share:			
Class A common	**$ (.92)**	$ 1.45	$ 1.17
Class B common	**$ (1.32)**	$ 1.59	$ 1.26
Diluted weighted average common shares outstanding:			
Class A common	**48,121,000**	43,545,000	40,676,000
Class B common	**10,284,000**	10,284,000	6,744,000

(see accompanying notes to financial statements)

Reckson Associates Realty Corp.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Class A Common Stock	Class B Common Stock	Series A Preferred Stock	Series B Preferred Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity	Limited Partners' Minority Interest
Stockholders' equity January 1, 1999	$ 400	$ —	$ 92	$ —	$705,572	$ —	$ 706,064	$ 94,125
Net proceeds from preferred stock offering	—	—	—	60	149,940	—	150,000	—
Net proceeds from Class B common stock offering	—	117	—	—	302,536	—	302,653	—
Repurchases of Class B common stock	—	(14)	—	—	(30,273)	—	(30,287)	—
Redemption of OP Units	—	—	—	—	—	—	—	(1,485)
Net proceeds from long term compensation issuances	4	—	—	—	1,593	—	1,597	—
Net income	—	—	—	—	—	60,277	60,277	9,333
Dividends and distributions paid and payable	—	—	—	—	(13,071)	(60,277)	(73,348)	(10,987)
Stockholders' equity December 31, 1999	404	103	92	60	1,116,297	—	1,116,956	90,986
Conversion of Series B Preferred Stock	42	—	—	(40)	(6,765)	—	(6,763)	6,763
Redemption of OP Units	—	—	—	—	—	—	—	(125)
Net proceeds from long term compensation issuances	8	—	—	—	6,656	—	6,664	—
Net income	—	—	—	—	—	86,030	86,030	11,494
Dividends and distributions paid and payable	—	—	—	—	(4,198)	(86,030)	(90,228)	(11,765)
Stockholders' equity December 31, 2000	454	103	92	20	1,111,990	—	1,112,659	97,353
Issuance of OP Units	—	—	—	—	—	—	—	11,557
Redemption of OP Units	6	—	—	—	15,412	—	15,418	(15,577)
Net proceeds from long term compensation issuances	5	—	—	—	6,423	—	6,428	—
Issuance of Class A common stock	35	—	—	—	77,777	—	77,812	7,188
Repurchases of Class A common stock	—	—	—	—	(1,421)	—	(1,421)	—
Net loss	—	—	—	—	—	(57,867)	(57,867)	(6,030)
Dividends and distributions paid and payable	—	—	—	—	(165,039)	57,867	(107,172)	(12,604)
Stockholders' equity December 31, 2001	**$ 500**	**$ 103**	**$ 92**	**$ 20**	**$1,045,142**	**$ —**	**$1,045,857**	**$ 81,887**

(see accompanying notes to financial statements)

Reckson Associates Realty Corp.

Consolidated Statements of Cash Flows

(in thousands)

	For the year ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income (loss)	**$(36,001)**	$ 111,401	$ 84,637
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**102,931**	92,547	74,504
Extraordinary loss, net of minority interests	**2,595**	1,396	555
Minority partners' interests in consolidated partnerships	**15,975**	9,120	6,802
Limited partners' minority interest in the operating partnership	**(5,727)**	11,669	9,407
Gain on sales of real estate, securities and mortgage repayment	**(20,173)**	(18,669)	(9,657)
Valuation reserves on investments in affiliate loans and joint ventures and other investments	**166,101**	—	—
Equity in earnings of real estate joint ventures and service companies	**(2,087)**	(4,383)	(2,148)
Changes in operating assets and liabilities:			
Deferred rents receivable	**(38,186)**	(35,798)	(2,158)
Prepaid expenses and other assets	**(4,925)**	(9,582)	(24,414)
Tenant and affiliate receivables	**1,878**	(6,394)	42
Accrued expenses and other liabilities	**3,607**	17,857	15,888
Net cash provided by operating activities	**185,988**	169,164	153,458
CASH FLOWS FROM INVESTMENT ACTIVITIES:			
Purchases of commercial real estate properties	**—**	(190,548)	(284,741)
Investment in mortgage notes and notes receivable	**—**	—	(295,048)
Increase in contract deposits and pre-acquisition costs	**(3,267)**	(2,023)	(12,650)
Additions to developments in progress	**(8,260)**	(13,392)	(9,615)
Additions to commercial real estate properties	**(152,074)**	(89,818)	(28,135)
Payment of leasing costs	**(10,513)**	(24,082)	(16,467)
Distributions from investments in real estate joint ventures	**82**	368	442
Additions to furniture, fixtures and equipment	**(635)**	(742)	(461)
Investments in affiliate joint ventures	**(25,056)**	(10,780)	(15,033)
Proceeds from redemption of Keystone Property Trust preferred securities	**35,700**	19,903	—
Proceeds from sales of real estate, securities and mortgage note receivable repayments	**76,503**	49,810	269,916
Net cash used in investing activities	**(87,520)**	(261,304)	(391,792)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from secured borrowings	**325,000**	297,163	125,548
Principal payments on secured borrowings	**(302,894)**	(27,367)	(4,714)
Proceeds from issuance of senior unsecured notes, net of issuance costs	**—**	—	299,262
Proceeds from issuance of preferred stock, net of issuance costs	**—**	—	148,000
Payment of loan and equity issuance costs	**(6,252)**	(11,649)	(8,264)
Investments in affiliate loans and service companies	**(12,388)**	(12,516)	(125,007)
Proceeds from unsecured credit facility and term loan	**153,000**	689,600	397,500
Principal payments on unsecured credit facility and term loan	**(98,000)**	(845,600)	(510,750)
Repurchases of Class B common stock	**—**	—	(30,287)
Repurchases of Class A common stock	**(1,421)**	—	—
Proceeds from issuance of common stock and exercise of options, net of issuance costs	**2,813**	4,010	1,512
Contributions by minority partners in consolidated partnerships	**101,832**	135,975	75,500
Distributions to minority partners in consolidated partnerships	**(16,458)**	(12,632)	(6,701)
Distributions to limited partners in the operating partnership	**(12,395)**	(11,654)	(11,177)
Distributions to preferred unit holders	**(2,231)**	(2,641)	(2,641)
Dividends to common shareholders	**(103,118)**	(87,437)	(68,031)
Dividends to preferred shareholders	**(21,824)**	(26,637)	(22,397)
Net cash provided by financing activities	**5,664**	88,615	257,353
Net increase (decrease) in cash and cash equivalents	**104,132**	(3,525)	19,019
Cash and cash equivalents at beginning of period	**17,843**	21,368	2,349
Cash and cash equivalents at end of period	**$121,975**	$17,843	$21,368
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for interest, including interest capitalized	**$105,087**	$106,106	$77,014

(see accompanying notes to financial statements)

1. Description of Business and Significant Accounting Policies

Description of Business

Reckson Associates Realty Corp. (the "Company") is a self-administered and self managed real estate investment trust ("REIT") engaged in the ownership, management, operation, leasing and development of commercial real estate properties, principally office and industrial buildings and also owns land for future development (collectively, the "Properties") located in the New York tri-state area (the "Tri-State Area").

Organization and Formation of the Company

The Company was incorporated in Maryland in September 1994. In June 1995, the Company completed an Initial Public Offering (the "IPO") and commenced operations.

The Company became the sole general partner of Reckson Operating Partnership, L.P. (the "Operating Partnership") by contributing substantially all of the net proceeds of the IPO, in exchange for an approximate 73% interest in the Operating Partnership. All Properties acquired by the Company are held by or through the Operating Partnership. In conjunction with the IPO, the Operating Partnership executed various option and purchase agreements whereby it issued common units of limited partnership interest in the Operating Partnership ("OP Units") to certain continuing investors in exchange for (i) interests in certain property partnerships, (ii) fee simple and leasehold interests in properties and development land, (iii) certain business assets of executive center entities and (iv) 100% of the non-voting preferred stock of the management and construction companies. At December 31, 2001, the Company's ownership percentage in the Operating Partnership is approximately 88.9%.

Basis of Presentation and Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the consolidated financial position of the Company and the Operating Partnership at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001. The Operating Partnership's investments in majority owned and/or controlled real estate joint ventures are reflected in the accompanying financial statements on a consolidated basis with a reduction for the minority partners' interest. The operating results of the service companies currently conducted by Reckson Management Group, Inc., RANY Management Group, Inc. and Reckson Construction Group, Inc. ("RCG") in which the Operating Partnership owns a non-controlling interest are reflected in the accompanying financial statements on the equity method of accounting. The Operating Partnership also invests in real estate joint ventures where it may own less than a controlling interest. Such investments are also reflected in the accompanying financial statements on the equity method of accounting. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

The minority interests at December 31, 2001 represent an approximate 11.1% limited partnership minority interest in the Operating Partnership, a 49% interest in RT Tri-State LLC, owner of an eight property suburban office portfolio, a 40% interest in Omni Partners, L.P., owner of a 575,000 square foot suburban office property and a 49% interest in Metropolitan 919 Third Avenue, LLC, owner of the property located at 919 Third Avenue, New York, NY.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Real Estate

Depreciation is computed utilizing the straight-line method over the estimated useful lives of ten to thirty years for buildings and improvements and five to ten years for furniture, fixtures and equipment. Tenant improvements, which are included in buildings and improvements, are amortized on a straight-line basis over the term of the related leases.

Cash Equivalents

The Company considers highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

Tenant's lease security deposits aggregating approximately $5.1 million and $6.1 million at December 31, 2001 and 2000, respectively have been included in cash and cash equivalents on the accompanying balance sheets.

Deferred Costs

Tenant leasing commissions and related costs incurred in connection with leasing tenant space are capitalized and amortized over the life of the related lease. In addition, loan costs incurred in obtaining financing are capitalized and amortized over the term of the related loan.

Costs incurred in connection with equity offerings are charged to stockholders equity when incurred.

Income Taxes

Commencing with its taxable year ended December 31, 1995, the Company elected to be taxed as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for the subsequent four taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes. (See Note 14 for the Company's reconciliation of GAAP net income to taxable income, its reconciliation of cash distributions to the dividends paid deduction and its characterization of taxable distributions).

Revenue Recognition

Minimum rental income is recognized on a straight-line basis over the term of a lease. The excess of rents recognized over amounts contractually due are included in deferred rents receivable on the accompanying balance sheets. Contractually due but unpaid rents are included in tenant receivables on the accompanying balance sheets. Certain lease agreements provide for reimbursement of real estate taxes, insurance, common area maintenance costs and indexed rental increases, which are recorded on an accrual basis.

The Company records interest income on investments in mortgage notes and notes receivable on an accrual basis of accounting. The Company does not accrue interest on impaired loans where, in the judgment of management, collection of interest according to the contractual terms is considered doubtful. Among the factors the Company considers in making an evaluation of the collectibility of interest are: (i) the status of the loan, (ii) the value of the underlying collateral, (iii) the financial condition of the borrower and (iv) anticipated future events.

Gain on sales of real estate are recorded when title is conveyed to the buyer, subject to the buyer's financial commitment being sufficient to provide economic substance to the sale.

Earnings Per Share

In 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings per Share" ("Statement 128") which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented. The conversion of OP Units into Class A common stock would not have a significant effect on per share amounts as the OP Units share proportionately with the Class A common stock in the results of the Operating Partnership's operations.

Stock Options

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("Statement 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized upon the granting of stock options when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. The Company provides additional pro forma disclosures as required under Statement 123 (see Note 7).

Recent Pronouncements

FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which became effective January 1, 2001 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in accumulated other comprehensive income ("OCI") until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. As of January 1, 2001, the carrying value of the Company's derivatives equaled their fair value and as a result no cumulative effect changes were recorded. Additionally, as of June 30, 2001, the fair value of the Company's derivatives equaled approximately $3.7 million and was reflected in other assets and OCI on the Company's balance sheet. On July 18, 2001, the mortgage note payable to which these derivatives relate to was funded (see Note 2) and their fair value at that time was approximately $676,000 less than their carrying value. This amount is being amortized to interest expense over the term of the mortgage note to which it relates. Because of the Company's minimal use of derivatives, the adoption of this Statement did not have a significant effect on earnings or the financial position of the Company.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"; however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used". In addition, the Statement provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset or asset group to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset or asset group as "held for sale". The Company's management does not anticipate that the adoption of this statement will have an effect on the earnings or the financial position of the Company.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Mortgage Notes Payable

On June 1, 2001, the Company refinanced a $70 million short-term variable rate mortgage note with a five year $75 million fixed rate mortgage note, which bears interest at 6.52% per annum. In addition, on July 18, 2001, the Company refinanced a $200 million short-term variable rate mortgage note with a ten year $250 million fixed rate mortgage note, which bears interest at 6.867% per annum. As a result of these refinancings, certain unamortized loan costs were written-off and accounted for as an extraordinary loss on the accompanying statement of operations. The net proceeds of approximately $50.4 million received by the Company as a result of these refinancings was used to repay maturing fixed rate debt, the Company's unsecured credit facility and for working capital purposes.

On July 24, 2001, the Company repaid a mortgage note in the amount of approximately $15.5 million from a portion of the proceeds received from the secured debt financing of the property located at 919 Third Avenue, New York, NY. In addition, during the fourth quarter of 2001, the Company repaid two mortgage notes in the aggregate amount of approximately $8.8 million through a draw under the Company's unsecured credit facility and from available cash on hand.

At December 31, 2001, there were 16 fixed rate mortgage notes payable with an aggregate outstanding principal amount of approximately $751.1 million. Properties with an aggregate carrying value at December 31, 2001 of approximately $1.5 billion are pledged as collateral against the mortgage notes payable. In addition, approximately $46.1 million of the $751.1 million is recourse to the Company. The mortgage notes bear interest at rates ranging from 6.45% to 10.10%, and mature between 2004 and 2027. The weighted average interest rates on the outstanding mortgage notes payable at December 31, 2001, 2000 and 1999 were approximately 7.3%, 7.8% and 7.6%, respectively. Certain of the mortgage notes payable are guaranteed by certain limited partners in the Operating Partnership and/or the Company.

Scheduled principal repayments to be made during the next five years and thereafter, for mortgage notes payable outstanding at December 31, 2001, are as follows (in thousands):

	Scheduled principal	Due at maturity	Total
2002	$ 11,356	$ —	$ 11,356
2003	12,559	—	12,559
2004	13,493	2,616	16,109
2005	14,462	18,553	33,015
2006	14,097	129,920	144,017
Thereafter	130,347	403,674	534,021
	$ 196,314	$ 554,763	$ 751,077

3. Unsecured Credit Facility

As of December 31, 2001, the Company had a three year $575 million unsecured revolving credit facility (the "Credit Facility") from JPMorgan Chase Bank, as administrative agent, UBS Warburg LLC as syndication agent and Deutsche Bank as documentation agent. The Credit Facility matures in September 2003 and borrowings under the Credit Facility are currently priced off LIBOR plus 105 basis points.

The Company utilizes the Credit Facility primarily to finance real estate investments, fund its real estate development activities and for working capital purposes. At December 31, 2001, the Company had availability under the Credit Facility to borrow an additional $303.4 million (of which, $37.4 million has been allocated for outstanding undrawn letters of credit). Subsequent to December 31, 2001, the Company paid down the Credit Facility by $84.6 million which was received from the sale of a 49% interest in the property located at 919 Third Avenue, New York, NY (see Note 6) and thereby increased its availability under the Credit Facility to $388 million.

The Company capitalized interest incurred on borrowings to fund certain development projects in the amount of $10.2 million, $11.5 million and $9.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

4. Senior Unsecured Notes

As of December 31, 2001, the Operating Partnership had outstanding approximately $449.5 million (net of issuance discounts) of senior unsecured notes (the "Senior Unsecured Notes"). The following table sets forth the Operating Partnership's Senior Unsecured Notes and other related disclosures (dollars in thousands):

Issuance	Face Amount	Coupon Rate	Term	Maturity
August 27, 1997	$150,000	7.20%	10 yrs.	August 28, 2007
March 26, 1999	$100,000	7.40%	5 yrs.	March 15, 2004
March 26, 1999	$200,000	7.75%	10 yrs.	March 15, 2009

Interest on the Senior Unsecured Notes is payable semiannually with principal and unpaid interest due on the scheduled maturity dates. In addition, the Senior Unsecured Notes issued on March 26, 1999 were issued at an aggregate discount of $738,000. Such discount is being amortized over the term of the Senior Unsecured Notes to which they relate.

5. Land Leases and Air Rights

The Company leases, pursuant to noncancellable operating leases, the land on which twelve of its buildings were constructed. The leases, which contain renewal options, expire between 2009 and 2084. The leases either contain provisions for scheduled increases in the minimum rent at specified intervals or for adjustments to rent based upon the fair market value of the underlying land or other indexes at specified intervals. Minimum ground rent is recognized on a straight-line basis over the terms of the leases. The excess of amounts recognized over amounts contractually due is approximately $3.0 million and $2.7 million at December 31, 2001 and 2000, respectively. These amounts are included in accrued expenses and other liabilities on the accompanying balance sheets.

In addition, the Company, through the acquisition of certain properties, is subject to two air rights lease agreements. These lease agreements have terms expiring between 2048 and 2073, including renewal options.

Future minimum lease commitments relating to the land leases and air rights lease agreements during the next five years and thereafter are as follows (in thousands):

Year ended December 31,	Land Leases	Air Rights
2002	$ 2,688	$ 366
2003	2,687	369
2004	2,811	379
2005	2,814	379
2006	2,795	379
Thereafter	49,921	4,658
	$ 63,716	$ 6,530

During 2001, the Company, at its option, acquired the lessor's rights to the air rights lease agreement for the property located at 120 West 45th Street, New York, NY for approximately $7.7 million. As a result, the Company's obligation to pay rent under this lease agreement was eliminated.

6. Commercial Real Estate Investments

As of December 31, 2001, the Company owned and operated 77 office properties (inclusive of eleven office properties owned through joint ventures) comprising approximately 13.8 million square feet, 103 industrial properties comprising approximately 6.8 million square feet and two retail properties comprising approximately 20,000 square feet located in the Tri-State Area.

The Company also owns approximately 254 acres of land in 12 separate parcels of which the Company can develop approximately two million square feet of office space and approximately 450,000 square feet of industrial space. The Company is also obligated to purchase, during the first quarter of 2002, 52.7 acres of land located in Valhalla, NY on which the Company can develop approximately 875,000 square feet of office space. In addition, the Company owns a 32 acre land parcel in Rye Brook, NY which is under contract for sale for approximately $22.3 million. The closing is scheduled to occur during 2002.

The Company also owns a 357,000 square foot office building in Orlando, Florida and has invested approximately $17.0 million in a note receivable secured by a partnership interest in Omni Partner's, L.P., owner of the Omni, a 575,000 square foot Class A office property located in Uniondale, NY and $36.5 million under three notes which bear interest at rates ranging from 10.5% to 12% per annum and are secured by a minority partner's preferred unit interest in the Operating Partnership and certain real property.

On December 21, 2001, the Company formed a joint venture with the New York State Teachers' Retirement System ("NYSTRS") whereby NYSTRS acquired a 49% indirect interest in the property located at 919 Third Avenue, New York, NY for $220.5 million which included $122.1 million of its proportionate share of secured mortgage debt and approximately $98.4 million of cash which was then distributed to the Company. As a result, the Company realized a gain of approximately $18.9 million. Subsequent to

December 31, 2001, net proceeds from this sale were used primarily to repay borrowings under the Credit Facility and for working capital purposes.

During the year ended December 31, 2001, the Company sold five office properties aggregating approximately 678,000 square feet for $82.1 million, a 26,000 square foot industrial property for $2.8 million and its remaining preferred interest in Keystone Property Trust for $35.7 million. As a result of these sales the Company realized a net gain of approximately $1.3 million. Net proceeds from these sales were used primarily to repay borrowings under the Credit Facility and to establish an escrow account with a qualified intermediary for a future exchange of real property pursuant to Section 1031 of the Internal Revenue Code of 1986. The Company has identified approximately 52.7 acres of land located in Valhalla, NY for the purposes of this exchange (see Note 13).

Subsequent to December 31, 2001, the Company entered into a contract to sell two Class A office properties, located in Westchester County, NY, aggregating approximately 157,000 square feet for approximately $18.5 million. The closing is scheduled to occur during the second quarter of 2002.

7. Stockholders' Equity

An OP Unit and a share of Class A common stock have essentially the same economic characteristics as they effectively share equally in the net income or loss and distributions of the Operating Partnership. Subject to certain holding periods OP Units may either be redeemed for cash or, at the election of the Company, for shares of Class A common stock on a one-for-one basis.

The Company currently has issued and outstanding 10,283,513 shares of Class B Exchangeable Common Stock, par value $.01 per share (the "Class B common stock"). The shares of Class B common stock currently receive an annual dividend of $2.5968 per share, which is subject to adjustment annually based on a formula which measures increases or decreases in the Company's Funds From Operations, as defined, over a base year. The shares of Class B common stock are exchangeable at any time, at the option of the holder, into an equal number of shares of Class A common stock, par value $.01 per share, of the Company subject to customary antidilution adjustments. The Company, at its option, may redeem any or all of the Class B common stock in exchange for an equal number of shares of the Company's Class A common stock at any time following November 23, 2003.

The Board of Directors of the Company has authorized the purchase of up to an additional five million shares of the Company's Class B common stock and/or its Class A common stock. Transactions conducted on the New York Stock Exchange will be effected in accordance with the safe harbor provisions of the Securities Exchange Act of 1934 and may be terminated by the Company at any time. Previously, the Company had purchased and retired 1,410,804 shares of Class B common stock at an average price of $21.48 per Class B share and 61,704 shares of Class A common stock at an average price of $23.03 per Class A share for an aggregate purchase price of approximately $31.7 million.

The Company currently has issued and outstanding 9,192,000 shares of 7.625% Series A Convertible Cumulative Preferred Stock (the "Series A preferred stock"). The Series A preferred stock is redeemable by the Company on or after April 13, 2003 at a price of approximately $25.95 per share with such price decreasing, at annual intervals, to $25.00 per share over a five year period. In addition, the Series A preferred stock, at the option of the holder, is convertible anytime into the Company's Class A common stock at a price of $28.51 per share

The Company currently has issued and outstanding two million shares of Series B Convertible Cumulative Preferred Stock (the "Series B preferred stock"). The Series B preferred stock is redeemable by the Company as follows: (i) on or after March 2, 2002 to and including June 2, 2003, at an amount which provides an annual rate of return in respect to such share of 15%, (ii) on or after June 3, 2003 to and including June 2, 2004, $25.50 per share and (iii) on or after June 3, 2004 and thereafter, $25.00 per share. In addition, the Series B preferred stock, at the option of the holder, is convertible at anytime into the Company's Class A common stock at a price of $26.05 per share. The Series B preferred stock currently accumulates dividends at a rate of 8.85% per annum.

During the year ended December 31, 2001, approximately 11,553 preferred units of the Operating Partnership, with a liquidation preference value of approximately $11.6 million, were exchanged for 456,351 OP Units at an average price of $25.32 per OP Unit. In addition, 660,370 OP Units were exchanged for an equal number of shares of the Company's Class A common stock.

In October 2000, the Company instituted a Shareholder Rights Plan (the "Rights Plan") designed to protect shareholders from various abusive takeover tactics, including attempts to acquire control of the Company at an inadequate price. Under the Rights Plan, each shareholder receives one Right to acquire one one-thousandth of a share of a series of junior participating preferred stock at an initial purchase price of $84.44 for each share of the Company's outstanding Class A common stock owned. The Rights will be exercisable only if a person or group acquires, or announces an intention to acquire, 15% or more of the Company's Class A common stock, or announces a tender offer which would result in beneficial ownership by a person or group of 15% or more of the Class A common stock. If any person acquires 15% or more of the outstanding shares of Class A common stock or if the Company is acquired in a merger after such an acquisition, all Rights holders except the acquiring person will be entitled to purchase the Company's Class A common stock at a discounted price. The Rights will expire at the close of business on October 13, 2010, unless earlier redeemed by the Company.

During July 1998, the Company formed Metropolitan Partners, LLC ("Metropolitan") for the purpose of acquiring Class A office properties in New York City. Metropolitan is controlled by the Company. A minority partner owned an $85 million preferred equity investment in Metropolitan which accrued distributions at a rate of 7.5% per annum for a two-year period (May 24, 1999 through May 30, 2001). On May 31, 2001, the minority partner, at its election, converted its preferred equity investment into 3,453,881 shares of the Company's Class A common stock based on a conversion price of $24.61 per share. As a result of the minority partner's conversion of their preferred equity investment, the Company owns 100% of Metropolitan.

The Company has made loans to certain executive officers to purchase 1,372,393 shares of its Class A common stock at market prices ranging from $18.44 per share to $27.13 per share. The loans bear interest at the mid-term Applicable Federal Rate and are secured by the shares purchased. Such loans including accrued interest will be ratably forgiven each year on the annual anniversary of the grant date based upon amortization periods ranging from four to ten years and in certain instances based on meeting certain performance criteria. Loans which are secured by 310,834 shares of Class A common stock are due with a balloon payment on the fifth anniversary of the grant date occurring in 2002. The loan balances aggregated approximately $24.3 million and $18.7 million at December 31, 2001 and 2000, respectively, and have been included as a reduction of additional paid in capital on the accompanying consolidated statements of stockholders' equity.

The following table sets forth the Company's reconciliation of numerators and denominators of the basic and diluted earnings per weighted average common share and the computation of basic and diluted net income (loss) per weighted average share for the Company's Class A common stock as required by Statement 128 for the years ended December 31 (in thousands except for earnings per share data):

	2001	2000	1999
Numerator:			
Income (loss) before dividends to preferred shareholders, extraordinary loss and income allocated to Class B shareholders	**$(33,406)**	$112,797	$ 85,192
Dividends to preferred shareholders	**(21,866)**	(25,371)	(24,360)
Extraordinary loss (net of share applicable to limited partners and Class B common shareholders)	**(1,971)**	(1,032)	(389)
(Income) loss allocated to Class B common shareholders	**13,000**	(23,405)	(12,914)
Numerator for basic and diluted net income (loss) per share	**$(44,243)**	$ 62,989	$ 47,529
Denominator:			
Denominator for basic net income (loss) per share-weighted average Class A common shares	**48,121**	43,070	40,270
Effect of dilutive securities:			
Common stock equivalents	**—**	475	406
Denominator for diluted net income (loss) per Class A common share-adjusted weighted average shares and assumed conversions	**48,121**	43,545	40,676
Basic net income (loss) per Class A common share:			
Basic net income (loss) before extraordinary loss	**$ (.88)**	$ 1.49	$ 1.19
Extraordinary loss	**(.04)**	(.03)	(.01)
Basic net income (loss) per Class A common share	**$ (.92)**	$ 1.46	$ 1.18
Diluted net income (loss) per Class A common share:			
Diluted net income (loss) before extraordinary loss	**$ (.88)**	$ 1.47	$ 1.18
Extraordinary loss	**(.04)**	(.02)	(.01)
Diluted net income (loss) per Class A common share	**$ (.92)**	$ 1.45	$ 1.17

The following table sets forth the Company's reconciliation of numerators and denominators of the basic and diluted earnings per weighted average common share and the computation of basic and diluted net income (loss) per weighted average share for the Company's Class B common stock as required by Statement 128 for the years ended December 31 (in thousands except for earnings per share data):

	2001	2000	1999
Numerator:			
Income (loss) before dividends to preferred shareholders, extraordinary loss and income allocated to Class A common shareholders	**$(33,406)**	$ 112,797	$ 85,192
Dividends to preferred shareholders	**(21,866)**	(25,371)	(24,360)
Extraordinary loss (net of share applicable to limited partners and Class A common shareholders)	**(624)**	(364)	(166)
(Income) loss allocated to Class A common shareholders	**42,272**	(64,021)	(47,918)
Numerator for basic net income (loss) per share	**(13,624)**	23,041	12,748
Add back:			
Net income allocated to Class A common shareholders	**—**	62,989	47,529
Limited partners' minority interest in the operating partnership	**—**	11,669	9,407
Numerator for diluted net income (loss) per share	**$(13,624)**	$ 97,699	$ 69,684
Denominator:			
Denominator for basic net income (loss) per share– weighted average Class B common shares	**10,284**	10,284	6,744
Effect of dilutive securities:			
Weighted average Class A common shares outstanding	**—**	43,070	40,270
Weighted average OP Units outstanding	**—**	7,696	7,705
Common stock equivalents	**—**	475	406
Denominator for diluted net income (loss) per Class B common share-adjusted weighted average shares and assumed conversions	**10,284**	61,525	55,125
Basic net income (loss) per Class B common share:			
Basic net income (loss) before extraordinary loss	**$ (1.26)**	$ 2.28	$ 1.91
Extraordinary loss	**(.06)**	(.04)	(.02)
Basic net income (loss) per Class B common share	**$ (1.32)**	$ 2.24	$ 1.89
Diluted net income (loss) per Class B common share:			
Diluted net income (loss) before extraordinary loss	**$ (1.26)**	$ 1.62	$ 1.27
Extraordinary loss	**(.06)**	(.03)	(.01)
Diluted net income (loss) per Class B common share	**$ (1.32)**	$ 1.59	$ 1.26

The Company's computation for purposes of calculating the diluted weighted average Class B common shares outstanding is based on the assumption that the Class B common stock is converted to the Company's Class A common stock.

Employee Stock Option Plans and Related Disclosures

The Company has established the 1995, 1996, 1997 and 1998 Employee Stock Option Plans (the "Plans") for the purpose of attracting and retaining executive officers, directors and other key employees. As of December 31, 2001, 1,500,000, 400,000, 3,000,000 and 3,000,000 of the Company's authorized Class A common shares have been reserved for issuance under the 1995, 1996, 1997 and 1998 Plans, respectively.

The following table sets forth the options granted under the Plans and their corresponding exercise price range per share:

	Options Granted (1)	Exercise Price Range From (1)	To (1)
1995 Employee Stock Option Plan	1,545,038	$12.04	$25.56
1996 Employee Stock Option Plan	262,100	$19.63	$26.13
1997 Employee Stock Option Plan	2,485,965	$22.67	$27.04
1998 Employee Stock Option Plan	2,280,501	$17.75	$25.67
Total	6,573,604		

(1) Exercise prices have been split adjusted, where applicable.

Options granted to employees generally vest in three equal installments on the first, second and third anniversaries of the date of the grant.

The independent directors of the Company have been granted options to purchase 178,500 shares of Class A common stock pursuant to the 1995 Employee Stock Option Plan at exercise prices ranging from $12.04 to $25.56 per share and options to purchase 3,000 shares of Class A common stock pursuant to the 1997 Employee Stock Option Plan at an exercise price of $25.23 per share. The options granted to the independent directors were exercisable on the date of the grant.

During 2001 and 2000, employees exercised 182,596 and 280,087 options, respectively resulting in proceeds to the Company of approximately $2.8 million and $4.2 million, respectively.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rate of 5%; dividend yields of 7.52%, 7.31% and 8.23%; volatility factors of the expected market price of the Company's Class A common stock of .202 and a weighted-average expected life of the option of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The following table sets forth the Company's pro forma information for its Class A common stockholders for the years ended December 31:

	2001	2000	1999
Pro forma net income (loss) (in thousands)	$(44,719)	$62,671	$46,744
Basic pro forma net income (loss) per weighted average share	$ (.93)	$ 1.46	$ 1.16
Diluted pro forma net income (loss) per weighted average share	$ (.93)	$ 1.44	$ 1.15

The following table summarizes the Company's stock option activity and related information:

	Options	Weighted-Average Exercise Price
Outstanding – January 1, 1999	4,733,644	$ 22.22
Granted	619,217	$ 20.82
Exercised	(88,308)	$ 13.99
Forfeited	(90,632)	$ 23.44
Outstanding – December 31, 1999	5,173,921	$ 22.17
Granted	737,750	$ 22.86
Exercised	(280,087)	$ 13.00
Forfeited	(145,000)	$ 22.50
Outstanding – December 31, 2000	5,486,584	$ 22.70
Granted	177,500	$ 22.61
Exercised	(182,596)	$ 15.41
Forfeited	(118,133)	$ 22.84
Outstanding – December 31, 2001	5,363,355	$ 23.16

The weighted average fair value of options granted for the years ended December 31, 2001, 2000 and 1999 was $1.94, $2.15 and $2.10, respectively. In addition, there were 4,674,716 options at a weighted average per share exercise price of $22.80, 4,498,828 options at a weighted average per share exercise price of $22.70 and 5,137,588 options at a weighted average per share exercise price of $22.17 exercisable at December 31, 2001, 2000 and 1999, respectively.

Exercise prices for options outstanding as of December 31, 2001 ranged from $12.04 per share to $27.04 per share. The weighted-average remaining contractual life of those options is approximately 6.67 years.

8. Related Party Transactions

The Company, through its subsidiaries and affiliates, provides management, leasing and construction related services to its properties. Certain executive officers of the Company have continuing ownership interests in the unconsolidated service companies.

In connection with the IPO, the Company was granted a ten year option period to acquire ten properties which are either owned by the Reckson Group, the predecessor to the Company, or in which the Reckson Group owns a non-controlling minority interest. As of December 31, 2001 one of these properties was sold by the Reckson Group to a third party and four of these properties were acquired by the Company for an aggregate purchase price of approximately $35 million, which included the issuance of approximately 475,000 OP Units valued at approximately $8.8 million.

During July 1999, the Company sold its interest in a 852,000 square foot development property to RCG in exchange for a $12.3 million note. The note accrued interest annually at the rate of 12%, had a five-year maturity and was prepayable in whole or in part. During October 1999, RCG made a payment to the Company, in the form of 97 shares of its non-voting preferred stock, valued at approximately $4.0 million, towards accrued interest and principal due under the note. During August 2001, RCG made a cash payment to the Company for the remaining balance due under the note plus accrued interest.

During 1997, the Company formed FrontLine Capital Group, formerly Reckson Service Industries, Inc., ("FrontLine") and Reckson Strategic Venture Partners, LLC ("RSVP"). RSVP is a real estate venture capital fund which invests primarily in real estate and real estate operating companies outside the Company's core office and industrial focus and whose common equity is held indirectly by FrontLine. In connection with the formation and spin-off of FrontLine, the Operating Partnership established an unsecured credit facility with FrontLine (the "FrontLine Facility") in the amount of $100 million for FrontLine to use in its investment activities, operations and other general corporate purposes. The Company has advanced approximately $93.4 million under the FrontLine Facility. The Operating Partnership also approved the funding of investments of up to $100 million relating to RSVP (the "RSVP Commitment"), through RSVP-controlled joint ventures (for REIT-qualified investments) or advances made to FrontLine under an unsecured loan facility (the "RSVP Facility") having terms similar to the FrontLine Facility (advances made under the RSVP Facility and the FrontLine Facility hereafter, the "FrontLine Loans"). During March 2001, the Company increased the RSVP Commitment to $110 million and as of December 31, 2001, approximately $109.1 million had been funded through the RSVP Commitment, of which $59.8 million represents investments by the Company in RSVP-controlled (REIT-qualified) joint ventures and $49.3 million represents loans made to FrontLine under the RSVP Facility. As of December 31, 2001, interest accrued (net of reserves) under the FrontLine Facility and the RSVP Facility was approximately $19.6 million.

At June 30, 2001, the Company assessed the recoverability of the FrontLine Loans and reserved approximately $3.5 million of the interest accrued during the three-month period then ended. In addition, the Company formed a committee of its Board of Directors, comprised solely of independent directors, to consider any actions to be taken by the Company in connection with the FrontLine Loans and its investments in joint ventures with RSVP. During the third quarter of 2001, the Company noted a significant deterioration in FrontLine's operations and financial condition and, based on its assessment of value and recoverability and considering the findings and recommendations of the committee and its financial advisor, the Company recorded a $163 million valuation reserve charge, inclusive of anticipated costs, in its consolidated statements of operations relating to its investments in the FrontLine Loans and joint ventures with RSVP. The Company has discontinued the accrual of interest income with respect to the FrontLine Loans. The Company has also reserved against its share of GAAP equity in earnings from the RSVP controlled joint ventures funded through the RSVP Commitment until such income is realized through cash distributions.

At December 31, 2001, the Company, pursuant to Section 166 of the Internal Revenue Code of 1986, charged off $70 million of the aforementioned reserve directly related to the FrontLine Facility, including accrued interest. Subsequent to December 31, 2001, the Company charged off an additional $38 million of the reserve directly related to the FrontLine Facility, including accrued interest and $47 million of the reserve directly related to the RSVP Facility, including accrued interest.

FrontLine is in default under the FrontLine Loans from the Operating Partnership and has reported that it is currently in discussions with its creditors, including the Company, and that it may be required to seek protection from creditors under federal bankruptcy laws.

As a result of the foregoing, the net carrying value of the Company's investments in the FrontLine Loans and joint venture investments with RSVP, inclusive of the Company's share of previously accrued GAAP equity in earnings on those investments, is approximately $65.0 million. Such amount has been reflected in investments in service companies and affiliate loans and joint ventures on the Company's consolidated balance sheet.

Both the FrontLine Facility and the RSVP Facility have a term of five years, are unsecured and advances under each are recourse obligations of FrontLine. Notwithstanding the valuation reserve, under the terms of the credit facilities, interest accrues on the FrontLine Loans at a rate equal to the greater of (a) the prime rate plus two percent and (b) 12% per annum, with the rate on amounts that are outstanding for more than one year increasing annually at a rate of four percent of the prior year's rate. In March 2001, the credit facilities were amended to provide that (i) interest is payable only at maturity and (ii) the Company may transfer all or any portion of its rights or obligations under the credit facilities to its affiliates. The Company requested these changes as a result of changes in REIT tax laws.

In November 1999, the Company received 176,186 shares of the common stock of FrontLine as fees in connection with the FrontLine Loans. As a result of certain tax rule provisions included in the REIT Modernization Act, it was determined that the Company could no longer maintain any equity position in FrontLine. As part of a compensation program, the Company distributed these shares to certain non-executive employees subject to recourse loans. The loans were scheduled to be forgiven over time based on continued employment with the Company. Based on the current value of FrontLine's common stock the Company has established a valuation reserve charge relating to the outstanding balance of these loans in the amount of $2.4 million.

The Operating Partnership and FrontLine entered into an intercompany agreement (the "Reckson Intercompany Agreement") to formalize their relationship at the time of the spin-off of FrontLine and to limit conflicts of interest. Under the Reckson Intercompany Agreement, among other provisions, (i) FrontLine granted the Operating Partnership a right of first opportunity to make any REIT-qualified investment that becomes available to FrontLine and (ii) the Operating Partnership granted FrontLine a right to (a) provide the Operating Partnership and its tenants with commercial services for occupants of office, industrial and other property types and (b) become the lessee of any real property acquired by the Operating Partnership if the Operating Partnership determines that, consistent with the Company's status as a REIT, it is required to enter into a "master" lease agreement.

9. Fair Value of Financial Instruments

In accordance with FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments", management has made the following disclosures of estimated fair value at December 31, 2001 as required by FASB Statement No. 107

Cash equivalents and variable rate debt are carried at amounts which reasonably approximate their fair values.

The fair value of the Company's long-term debt, mortgage notes, accounts payable and accrued expenses and accounts and notes receivable is estimated based on discounting future cash flows at interest rates that management believes reflects the risks associated with long-term debt, mortgage notes, accounts payable and accrued expenses and accounts and notes receivable of similar risk and duration. At December 31, 2001, the estimated aggregate fair value of the Company's mortgage notes and notes receivable exceeded their carrying value by approximately $1.2 milion and the aggregate fair value of the Company's long term debt exceeded its carrying value by approximately $20.0 million.

Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

10. Rental Income

The Company's office and industrial properties are being leased to tenants under operating leases. The minimum rental amount due under certain leases are generally either subject to scheduled fixed increases or indexed escalations. In addition, the leases generally also require that the tenants reimburse the Company for increases in certain operating costs and real estate taxes above base year costs.

Expected future minimum rents to be received over the next five years and thereafter from leases in effect at December 31, 2001 are as follows (in thousands):

2002	$ 403,421
2003	379,005
2004	350,930
2005	307,900
2006	258,663
Thereafter	1,315,340
	$ 3,015,259

11. Segment Disclosure

The Company owns all of the interests in its real estate properties by or through the Operating Partnership. The Company's portfolio consists of Class A office properties located within the New York City metropolitan area and Class A suburban office and industrial properties located and operated within the Tri-State Area (the "Core Portfolio"). The Company's portfolio also includes one office property located in Orlando, Florida. The Company has managing directors who report directly to the Co-Presidents and Chief Financial Officer who have been identified as the Chief Operating Decision Makers because of their final authority over resource allocation, decisions and performance assessment.

The Company does not consider (i) interest incurred on its Credit Facility and Senior Unsecured Notes and (ii) the operating performance of the office property located in Orlando, Florida as part of its Core Portfolio's property operating performance.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

The following tables set forth the components of the Company's revenues and expenses and other related disclosures, as required by FASB Statement 131 "Disclosures about segments of an enterprise and related information", for the years ended December 31 (in thousands):

	2001		
	Core Portfolio	**Other**	**Consolidated Totals**
REVENUES:			
Base rents, tenant escalations and reimbursements	**$ 488,515**	**$ 9,256**	**$ 497,771**
Equity in earnings of real estate joint ventures and service companies	**—**	**2,087**	**2,087**
Other income	**28,772**	**11,838**	**40,610**
Total Revenues	**517,287**	**23,181**	**540,468**
EXPENSES:			
Property expenses	**165,730**	**2,934**	**168,664**
Marketing, general and administrative	**20,660**	**10,087**	**30,747**
Interest	**51,378**	**41,694**	**93,072**
Depreciation and amortization	**95,303**	**7,628**	**102,931**
Total Expenses	**333,071**	**62,343**	**395,414**
Income (loss) before minority interests, preferred dividends and distributions, valuation reserves and extraordinary loss	**$ 184,216**	**$ (39,162)**	**$ 145,054**
Total assets	**$ 2,763,771**	**$ 230,447**	**$ 2,994,218**

	2000		
	Core Portfolio	Other	Consolidated Totals
Revenues:			
Base rents, tenant escalations and reimbursements	$ 442,326	$ 9,751	$ 452,077
Equity in earnings of real estate joint ventures and service companies	—	4,383	4,383
Other income	1,212	52,266	53,478
Total Revenues	443,538	66,400	509,938
Expenses:			
Property expenses	154,930	2,526	157,456
Marketing, general and administrative	20,606	6,765	27,371
Interest	40,465	55,872	96,337
Depreciation and amortization	84,401	8,146	92,547
Total Expenses	300,402	73,309	373,711
Income (loss) before minority interests, preferred dividends and distributions and extraordinary loss	$ 143,136	$ (6,909)	$ 136,227
Total assets	$ 2,604,494	$ 393,536	$ 2,998,030

	1999		
	Core Portfolio	Other	Consolidated Totals
Revenues:			
Base rents, tenant escalations and reimbursements	$ 340,293	$ 28,842	$ 369,135
Equity in earnings of real estate joint ventures and service companies	—	2,148	2,148
Other income	448	31,422	31,870
Total Revenues	340,741	62,412	403,153
Expenses:			
Property expenses	119,270	6,724	125,994
Marketing, general and administrative	16,981	7,312	24,293
Interest	25,167	49,153	74,320
Depreciation and amortization	64,097	10,407	74,504
Total Expenses	225,515	73,596	299,111
Income (loss) before minority interests, preferred dividends and distributions and extraordinary loss	$ 115,226	$ (11,184)	$ 104,042
Total assets	$ 2,317,195	$ 416,683	$ 2,733,878

12. Non-Cash Investing and Financing Activities

Additional supplemental disclosures of non-cash investing and financing activities are as follows:

On May 31, 2001, Metropolitan's minority partner, at its election, converted its preferred equity investment into 3,453,881 shares of the Company's Class A common stock based on a conversion price of $24.61 per share.

On December 21, 2001, in connection with the sale of a 49% indirect interest in the property located at 919 Third Avenue, New York, NY, the Company's share of secured mortgage debt was reduced by approximately $122.1 million.

During the year ended December 31, 2001, approximately 11,553 preferred units of the Operating Partnership, with a liquidation preference value of approximately $11.6 million, were exchanged for 456,351 OP Units at an average price of $25.32 per OP Unit. In addition, 660,370 OP Units were exchanged for an equal number of shares of the Company's Class A common stock.

On June 20, 2000, the Company issued 4,181,818 shares of Class A common stock in exchange for four million shares of Series B preferred stock with a liquidation preference value of $100 million.

13. Commitments and Contingencies

The Company has entered into amended and restated employment and noncompetition agreements with its chairman and six executive officers. The agreements are for five years and expire on August 15, 2005.

The Company is obligated to purchase, for approximately $23.8 million, 52.7 acres of land located in Valhalla, NY on which the Company can develop approximately 875,000 square feet of office space. This acquisition will be financed in part from the sale proceeds of an office property currently being held by a qualified intermediary for the purposes of an exchange of real property pursuant to Section 1031 of the Internal Revenue Code of 1986 and is scheduled to close in the first quarter of 2002.

The Company had outstanding undrawn letters of credit against its Credit Facility of approximately $37.4 million and $51.3 million at December 31, 2001 and 2000, respectively.

During 2001, based on the Company's value assessment of its investment in Captivate Network, Inc., an unrelated technology based service company, the Company recorded a valuation reserve charge of approximately $700,000 in its consolidated statements of operations.

HQ Global Workplaces, Inc., ("HQ") one of the largest providers of flexible officing solutions in the world and which is controlled by FrontLine currently operates eleven executive office centers in the Company's properties, three of which are held through joint ventures. The leases under which these office centers operate expire between 2008 and 2011, encompass approximately 225,000 square feet and have current contractual annual base rents of approximately $6.7 million. Currently, three of these office centers (including one joint venture location) aggregating 55,000 square feet with current contractual annual base rents of $1.4 million are in default under their lease terms. In addition, HQ has been experiencing financial difficulties and on March 13, 2002, voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code. There can be no assurances as to whether HQ will affirm or reject its existing leases with the Company. At this time it cannot be determined what impact their financial difficulties and bankruptcy filing will have on their ability to meet their future lease obligations with the Company.

The Company sponsors a defined contribution savings plan pursuant to section 401(k) of the Internal Revenue Code. Under such plan, there are no prior service costs. Employees are generally eligible to participate in the plan after six months of service. Employer contributions are based on a discretionary amount determined by the Company's management. As of December 31, 2001, the Company has not made any contributions to the plan.

14. Income Taxes

The following table sets forth the Company's reconciliation of GAAP net income to taxable income for the years ended December 31 (in thousands and unaudited):

	2001 (Estimated)	2000	1999
GAAP net income (loss)	**$ (36,001)**	$ 111,401	$ 84,637
Minority interests and distributions to preferred unit holders	**12,359**	23,430	18,850
Extraordinary loss on extinguishment of debts (net of limited partners' minority interest)	**2,595**	1,396	555
Add: GAAP depreciation and amortization	**102,931**	92,547	74,504
Less: Tax depreciation and amortization	**(74,127)**	(57,293)	(52,146)
GAAP/tax difference on gains/losses from capital transactions	**(10,097)**	(8,255)	17,404
Straight-line rental income adjustment	**(41,595)**	(38,785)	(10,699)
GAAP/tax difference on reserve charge-off	**93,000**	—	—
Other GAAP/tax differences, net	**10,189**	6,445	(3,426)
Taxable income before minority interests	**59,254**	130,886	129,679
Minority interests	**(20,246)**	(31,083)	(34,898)
Taxable income to REIT	**$ 39,008**	$ 99,803	$ 94,781

The following table sets forth the Company's reconciliation of cash distributions to the dividends paid deduction for the years ended December 31 (in thousands):

	2001 (Estimated)	2000	1999
Total cash distributions	**$ 124,942**	$ 114,074	$ 90,428
Less: cash distributions on restricted shares	**(1,560)**	(1,059)	(482)
Return of capital	**(74,691)**	—	—
Cash dividends paid	**48,691**	113,015	89,946
Less: dividends designated to prior year	**—**	(8,688)	(3,399)
Add: dividends designated from following year	**—**	—	8,688
Dividends paid deduction	**$ 48,691**	$ 104,327	$ 95,235

The following table sets forth the characterization of the Company's taxable distributions per share on its Class A common and Class B common stock for the years ended December 31:

CLASS A COMMON STOCK	2001 (Estimated)		2000		1999	
Ordinary income	$ .349	21.5%	$ 1.364	90.0%	$ 1.236	92.7%
Return of capital	1.192	73.5%	0.000	0.0%	0.000	0.0%
Long-term rate capital gains	.019	1.2%	0.086	5.7%	0.097	7.3%
Unrecaptured Section 1250 gain	.061	3.8%	0.065	4.3%	0.000	0.0%
Totals	$1.621	100.0%	$ 1.515	100.0%	$ 1.333	100.0%

CLASS B COMMON STOCK	2001 (Estimated)		2000		1999	
Ordinary income	$ .537	21.5%	$ 2.090	90.0%	$ 0.912	92.7%
Return of capital	1.838	73.5%	0.000	0.0%	0.000	0.0%
Long-term rate capital gains	.029	1.2%	0.131	5.7%	0.071	7.3%
Unrecaptured Section 1250 gain	.094	3.8%	0.099	4.3%	0.000	0.0%
Totals	$ 2.498	100.0%	$ 2.320	100.0%	$ 0.983	100.0%

15. Quarterly Financial Data (Unaudited)

The following summary represents the Company's results of operations for each fiscal quarter during 2001 and 2000 (in thousands, except share amounts):

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 130,886	$ 132,387	$ 133,027	$ 144,168
Income before preferred dividends and distributions, minority interests, valuation reserves and extraordinary loss	$ 35,243	$ 32,368	$ 31,079	$ 46,364
Preferred dividends and distributions	(6,085)	(5,928)	(5,996)	(5,968)
Minority interests	(8,470)	(6,681)	11,592	(6,689)
Valuation reserves on investments in affiliate loans and joint ventures and other investments	—	—	(163,000)	(3,101)
Extraordinary loss	—	—	(2,595)	—
Net income (loss) allocable to common shareholders	$ 20,688	$ 19,759	$ (128,920)	$ 30,606
Net income (loss) allocable to:				
Class A common shareholders	$ 15,308	$ 15,109	$ (97,944)	$ 23,284
Class B common shareholders	5,380	4,650	(30,976)	7,322
Total	$ 20,688	$ 19,759	$ (128,920)	$ 30,606
Basic net income (loss) per weighted average common share:				
Class A common	$ .34	$ .32	$ (1.93)	$ .47
Extraordinary loss per Class A common	—	—	(.04)	—
Basic net income (loss) per weighted average Class A Common share	$ .34	$ .32	$ (1.97)	$ .47
Class B common	$ .52	$ .45	$ (2.95)	$ .71
Extraordinary loss per Class B common	—	—	(.06)	—
Basic net income (loss) per weighted average Class B Common	$ .52	$ .45	$ (3.01)	$ .71
Basic weighted average common shares outstanding:				
Class A common	45,483,544	47,221,917	49,715,423	49,994,025
Class B common	10,283,513	10,283,513	10,283,513	10,283,513
Diluted net income (loss) per weighted average common share:				
Class A common	$ .33	$ .32	$ (1.97)	$ .46
Class B common	$ .37	$ .34	$ (3.01)	$ .50
Diluted weighted average common shares outstanding:				
Class A common	45,949,816	47,600,390	49,715,423	51,005,494
Class B common	10,283,513	10,283,513	10,283,513	10,283,513

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 117,659	$ 125,455	$ 140,302	$ 126,522
Income before preferred dividends and distributions, minority interests and extraordinary loss	$ 28,080	$ 35,836	$ 43,383	$ 28,928
Preferred dividends and distributions	(7,985)	(7,857)	(6,085)	(6,085)
Minority interests	(4,253)	(5,008)	(5,924)	(5,604)
Extraordinary loss	—	—	(1,396)	—
Net income allocable to common shareholders	$ 15,842	$ 22,971	$ 29,978	$ 17,239
Net income allocable to:				
Class A common shareholders	$ 11,446	$ 16,655	$ 22,143	$ 12,745
Class B common shareholders	4,396	6,316	7,835	4,494
Total	$ 15,842	$ 22,971	$ 29,978	$ 17,239
Basic net income per weighted average common share:				
Class A common	$ .28	$ .40	$ .51	$ .28
Extraordinary loss per Class A common	—	—	(.02)	—
Basic net income per weighted average Class A common	$ .28	$ .40	$ .49	$ .28
Class B common	$ .43	$ .61	$ .80	$ .44
Extraordinary loss per Class B common	—	—	(.04)	—
Basic net income per weighted average Class B common	$ .43	$ .61	$ .76	$ .44
Basic weighted average common shares outstanding:				
Class A common	40,382,182	41,343,118	45,178,451	45,326,438
Class B common	10,283,598	10,283,513	10,283,513	10,283,513
Diluted net income per weighted average common share:				
Class A common	$ .28	$ .40	$ .48	$ .28
Class B common	$ .31	$ .44	$ .53	$ .31
Diluted weighted average common shares outstanding:				
Class A common	40,709,045	41,700,478	49,818,354	45,954,256
Class B common	10,283,598	10,283,513	10,283,513	10,283,513

Report of Independent Auditors

Board of Directors and Stockholders
Reckson Associates Realty Corp.

We have audited the accompanying consolidated balance sheets of Reckson Associates Realty Corp. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reckson Associates Realty Corp. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

ERNST & YOUNG LLP

New York, New York
February 20, 2002,
except for Note 13,
as to which the date
is March 13, 2002

Price Range of Common Stock and Distribution History

CLASS A COMMON STOCK

The Company's Class A common stock began trading on the New York Stock Exchange ("NYSE") on May 25, 1995, under the symbol "RA". The following table sets forth the quarterly high and low closing prices per share of the Company's Class A common stock as reported on the NYSE and the distributions paid by the Company for each respective quarter ended.

	High	Low	Distribution
March 31, 2000	$21.313	$17.688	$.37125
June 30, 2000	$24.063	$18.750	$.3860(1)
September 30, 2000	$26.813	$23.625	$.3860
December 31, 2000	$26.000	$21.875	$.3860
March 31, 2001	**$25.88**	**$21.90**	**$.3860**
June 30, 2001	**$23.90**	**$21.14**	**$.4246**(2)
September 30, 2001	**$24.15**	**$21.90**	**$.4246**
December 31, 2001	**$24.46**	**$22.15**	**$.4246**

(1) Commencing with the distribution for the quarter ending June 30, 2000, the Board of Directors of the Company increased the quarterly distribution to $.3860 per share, which is equivalent to an annual distribution of $1.544 per share.

(2) Commencing with the distribution for the quarter ending June 30, 2001, the Board of Directors of the Company increased the quarterly distribution to $.4246 per share, which is equivalent to an annual distribution of $1.6984 per share.

CLASS B COMMON STOCK

The Company's Class B common stock began trading on the NYSE on May 25, 1999 under the symbol "RA.B". The following table sets forth the quarterly high and low closing prices per share of the Company's Class B common stock as reported on the NYSE and the distributions paid by the Company for each respective quarter ended.

	High	Low	Distribution
March 31, 2000	$22.875	$18.875	$.5600
June 30, 2000	$25.438	$19.938	$.5867(1)
September 30, 2000	$27.563	$24.625	$.6000
December 31, 2000	$27.563	$22.500	$.6000
March 31, 2001	**$27.50**	**$22.90**	**$.6000**
June 30, 2001	**$25.00**	**$22.40**	**$.6164**(2)
September 30, 2001	**$25.60**	**$23.29**	**$.6492**
December 31, 2001	**$25.76**	**$23.55**	**$.6492**

(1) Commencing with the distribution for the three month period ended July 31, 2000, the Board of Directors of the Company increased the quarterly distribution to $.60 per share, which is equivalent to an annual distribution of $2.40 per share.

(2) Commencing with the distribution for the three month period ended July 31, 2001, the Board of Directors of the Company increased the quarterly distribution to $.6492 per share, which is equivalent to an annual distribution of $2.5968 per share.

CORPORATE INFORMATION

2001 BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Donald Rechler
Chairman of the Board and
Co-Chief Executive Officer

Roger Rechler
Vice Chairman of the Board and
Executive Vice President

Scott Rechler
Director, Chairman of the
Executive Committee and
Co-Chief Executive Officer

Mitchell Rechler
Director, Co-President and
Chief Administrative Officer
President of Reckson Management
Group, Inc.

Gregg Rechler
Director, Co-President, Chief
Operating Officer and Secretary
President of Reckson Construction
Group, Inc.

Harvey Blau
Director
Chairman of Griffon Corporation
and Chairman of
Aeroflex Incorporated

Leonard Feinstein
Director
Co-Chairman and
Co-Chief Executive Officer of
Bed Bath & Beyond, Inc.

Herve Kevenides
Director
Associate Clinical Professor -
Master of Real Estate Program,
New York University and President
of Metropolitan Analysis and
Forecasting Corp.

John Klein
Director
Chairman and Treasurer of the
law firm of Meyer, Suozzi,
English & Klein, P.C. and
former Suffolk County Executive

Lewis Ranieri
Director
Chairman of Hyperion Partners

Conrad Stephenson
Director
Real Estate Consultant

Walter Gross
Chairman Emeritus of the Board

Michael Maturo
Executive Vice President,
Chief Financial Officer and
Treasurer

Jason Barnett
Executive Vice President and
General Counsel

INVESTOR RELATIONS

Susan McGuire
Vice President Investor Relations

For questions about the Company, to subscribe to the Company's distribution list or to request corporate information such as a copy of the Company's Form 10-K and annual report filed with the Securities and Exchange Commission, please contact Susan McGuire at the Company's corporate headquarters or send requests by e-mail to investorrelations@reckson.com. For additional information please visit the Company's web site at www.reckson.com.

CORPORATE HEADQUARTERS

225 Broadhollow Road
Melville, New York 11747-4883
Telephone: (631) 694-6900
(888) RECKSON
Facsimile: (631) 622-6790

CORPORATE COUNSEL

Sidley Austin Brown & Wood LLP
875 Third Avenue
New York, New York 10022

INDEPENDENT AUDITORS

Ernst & Young LLP
1285 Avenue of the Americas
New York, New York 10019

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
Telephone: (877) 777-0800

STOCK LISTING

The stock of Reckson Associates Realty Corp. is traded on the New York Stock Exchange under the following symbols:
Class A Common Stock: RA
Class B Common Stock: RA.B
Series A Preferred Stock: RA.A

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of Reckson Associates Realty Corp. will be held on May 23, 2002 at 9:30 a.m. at The Omni, 333 Earle Ovington Boulevard, Uniondale, New York.

Certain matters discussed within this annual report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees *of results and no assurance can be given that the expected results will be delivered. Such forward-looking statements are subject to certain risks, trends and uncertainties* that could cause actual results to differ materially from those expected. Among those risks, trends and uncertainties are the general economic climate, including the conditions affecting industries in which our principal tenants compete; changes in the supply of and demand for office and industrial properties in the New York Tri-State area; changes in interest rate levels; downturns in rental rate levels in our markets and our ability to lease or re-lease space in a timely manner at current or anticipated rental rate levels; the availability of financing to us or our tenants; changes in operating costs, including utility costs; repayment of debt owed to the Company by third parties (including FrontLine Capital Group); risks associated with joint ventures; and other risks associated with the development and acquisition of properties, including risks that development may not be completed on schedule, that the tenants will not take occupancy or pay rent, or that development or operating costs may be greater than anticipated. For further information on factors that could impact Reckson, reference is made to Reckson's filings with the Securities and Exchange Commission. Reckson is subject to the reporting requirements of the Securities and Exchange Commission and undertakes no responsibility to update or supplement information contained in this annual report that subsequently becomes untrue.


919
919 Third Avenue, New York City


917

RECKSON ASSOCIATES
REALTY CORP.
225 BROADHOLLOW ROAD
MELVILLE, NEW YORK 11747
T: 631-694-6900
1-888-RECKSON
F: 631-622-6790
www.reckson.com